Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Adv3nture, Inc.
321 S. Beverly Dr., Suite M
Beverly Hills, CA 90212
adv3nture.com

Up to $1,070,000.00 in Class B Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Adv3nture, Inc.
Address: 321 S. Beverly Dr., Suite M, Beverly Hills, CA 90212
State of Incorporation: DE
Date Incorporated: August 02, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Class B Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

Investors receive the following perks:

For a $500 investment, $50 in electronic store credit in our online store.

For a $1000 investment, $100 in electronic store credit in our online store, and a 5% discount in our online store for one year.

For a $2500 investment, $250 in electronic store credit in our online store, and a 10% discount in our online store for one year and a 5% discount for up to two total guests on an ECTO adventure for one trip.

For a $5000 investment, $500 in electronic store credit in our online store, and a 15% discount in our online store for two years and a 10% discount for up to two total guests on an ECTO adventure for two trips. Also, an invitation for two guests for Drinks with Zane in either NYC, LA or Maui.

For a $10,000 investment, $1000 in electronic store credit in our online store, and a 20% discount in our online store for two years and a 15% discount for up to two total guests on an ECTO adventure for two trips. Also, an invitation for two guests for Drinks with Zane in either NYC, LA or Maui. Finally, an invitation for two guests for Dinner with Zane in either NYC, LA or Maui.

For a $25,000 investment, $2500 in electronic store credit in our online store, and a 25% discount in our online store for two years and a 20% discount for up to two total guests on an ECTO adventure for two trips. Also, an invitation for two guests for Drinks with Zane in either NYC, LA or Maui. Finally, an invitation for two guests for Dinner with Zane in either NYC, LA or Maui.

For a $50,000 investment, $5000 in electronic store credit in our online store, and a 30% discount in our online store for three years and a 25% discount for up to two total guests on an ECTO adventure for three trips. Also, an invitation for two guests for

Drinks with Zane in either NYC, LA or Maui. An invitation for two guests for Dinner with Zane in either NYC, LA or Maui. Finally, Zane will come to your house, your office party, or your grand opening.

Travel is not included in any of the perks above.

In addition, if you invest early, you will receive bonus shares. Invest in the first 3 days and you will receive an extra 20% in bonus shares. Invest on days 4-6 and you will receive an extra 15% in bonus shares. Invest on days 7-9 and you will receive an extra 10% in bonus shares. Invest on days 10-12 and you will receive an extra 5% in bonus shares.

All perks occur after the offering is completed."

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Travel is not included in any of the perks above.

Drinks are not included in any of the perks above.

<u>The 10% Bonus for StartEngine Shareholders</u>

Adv3nture Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 200 shares of Class B Common Stock at $2 / share, you will receive 20 Class B Common Stock, meaning you'll own 220 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

The Company and its Business

Company Overview

ADV3NTURE is an apparel lifestyle brand that makes innovative apparel and backpacks for travel and exploration. The company also offers bucket-list excursions that are meticulously currated to give exclusive access and create life-changing experiences. The "3" in Adv3nture represents the Three Trees Initiative whereby three trees are planted with every product sold.

Competitors and Industry

Adv3nture competitors are in the outdoor apparel market and in adventure travel.

Although Adv3nture focuses more on innovative apparel for travel, these outdoor brands have a smiliar market and demographic:

Patagonia
The North Face
Osprey

For ECTO, the adventure travel division, there are several companies doing similar things.

AirBnB Adventures
Austin Adventures

Current Stage and Roadmap

Zane Lamprey, Adv3nture's founder has been selling apparel since 2007, and manuafacturing apparel since 2012. Adv3nture was founded in 2015 prior to the launch of the Adv3nture Hoodie, at which time the company was using outside representatives to coordiante with overseas manufacturers. Since 2017, Adv3nture has directly worked with overseas manufacturers in several countries. Zane and other team members take several trips to visit the manufactueres each year to ensure that quality, working conditions and environmental responsibility are being maintained during the manufacturer of Adv3nture products.

ADV3NTURE is a fully funtioning apparel lifestyle brand that makes innovative apparel and backpacks for travel and exploration. The company currently also offers bucket-list excursions that are meticulously currated to give exclusive access and create life-changing experiences. The "3" in Adv3nture represents the Three Trees Initiative whereby three trees are planted with every product sold.

The Team

Officers and Directors

Name: Zane Lamprey

Zane Lamprey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Director
  Dates of Service: December 08, 2017 - Present
  Responsibilities: Overall vision for the company and day to day operations.

Other business experience in the past three years:

- **Employer:** Evolution Spirits
  Title: Chairman of the Board
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Participate on and advise the board of directors.

Other business experience in the past three years:

- **Employer:** Inzane Entertainment, LLC
  Title: CEO
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Overall vision and day to day operations.

Name: Melissa Lamprey

Melissa Lamprey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 02, 2019 - Present
  Responsibilities: Being a member of the board of directors

Name: Garrett Marrero

Garrett Marrero's current primary role is with Maui Brewing Co. Garrett Marrero currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 02, 2019 - Present
  Responsibilities: Acting as a member of the board of directors

Other business experience in the past three years:

- **Employer:** Maui Brewing Co
  Title: CEO
  Dates of Service: January 01, 2005 - Present
  Responsibilities: Overseeing the company and implementing day to day operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its

financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares of Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares of Class B Common Stock purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities

in the future, you may not be able to find a buyer.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering shares of Class B Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them other than the minimal rights required under Delaware law. If you invest, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities

Although we are a unique company that caters to a select markets, we do compete against other companies in those select markets. Our business growth depends on the market interest in the Company over other such companies.

We are an early stage company and have not yet generated any profits

Adv3nture, Inc. has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in

operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Adv3nture, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

The Company's founder, Zane Lamprey, owns two trademarks that will, in the near future, be transferred to the Company at no cost and the Company owns copyrights, Internet domain names, and trade secrets. Competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our intellectual property is deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on our intellectual property, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our intellectual property rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any

significant disruption in service on there Company or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Adv3nture, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The Company Has Limited Operating History

The Company has a limited operating history and there can be no assurance that the Company's proposed plan of business can be realized in the manner contemplated and, if it cannot be, shareholders may lose all or a substantial part of their investment. There is no guarantee that the Company will ever realize any significant operating revenues or that its operations will ever be profitable.

The Company Is Dependent Upon Its Management, Key Personnel and Consultants to Execute the Business Plan, And Some of Them Will Have Concurrent Responsibilities at Other Businesses

The Company's success is heavily dependent upon the continued active participation of the Company's current executive officers as well as other key personnel and consultants. Some of them will have concurrent responsibilities at other entities. Loss of the services of one or more of these individuals could have a material adverse effect upon the Company's business, financial condition or results of operations. Further, the Company's success and achievement of the Company's growth plans depend on the Company's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees among companies in industries that the Company is participating in is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of the Company's activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on the Company's business, financial condition or results of operations.

Although Dependent Upon Certain Key Personnel, The Company Does Not Have Any Key Man Life Insurance Policies on Any Such People

The Company is dependent upon management in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, should any of these key personnel, management or consultants die or become disabled, the Company will not receive any compensation that would assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company Is Subject to Income Taxes as Well As Non-Income Based Taxes, Which May Include Payroll, Sales, Use, Value-Added, Net Worth, Property and Goods and Services Taxes.

Significant judgment is required in determining the Company's provision for income

taxes and other tax liabilities. In the ordinary course of the Company's business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that the Company's tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in the Company's income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on the Company's financial position and results of operations in the period or periods for which determination is made.

The Company Is Not Subject to Sarbanes-Oxley Regulations and Lack the Financial Controls and Safeguards Required of Public Companies.

The Company does not have the internal infrastructure necessary, and is not required, to complete an attestation about the Company's financial controls that would be required under the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of the Company's financial controls.

Changes in Employment Laws or Regulation Could Harm the Company's Performance

Various federal and state labor laws govern the Company's relationship with the Company's employees and contractors and affect the Company's operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect the Company's operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's Bank Accounts Will Not Be Fully Insured

The Company's regular bank accounts have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of Company's banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

The Company's Business Plan Is Speculative

The Company's present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits. An investment in the Company's shares of Class B Common Stock is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

The Company Will Likely Incur Debt

The Company will likely incur debt (including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment

The Company's Expenses Could Increase Without a Corresponding Increase in Revenues

The Company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company's financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (5) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution.

Computer, Website or Information System Breakdown Could Affect the Company's Business

Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company's ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company's financial results as well as your investment.

Changes in The Economy Could Have a Detrimental Impact

Changes in the general economic climate, both in the United States and internationally, could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on products and services like those of the Company and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

The Amount of Capital the Company Is Attempting to Raise in This Offering Is Not Enough to Sustain the Company's Current Business Plan

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute the Company's business plan, the Company's continued operations will be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of the Company's remaining assets, which could cause you to lose all or a portion of your investment.

Additional Financing May Be Necessary for The Implementation of The Company's

Growth Strategy

Whether the Company is successful in selling the maximum number of shares in this offering or not, the Company may require additional debt, equity or other financing to pursue the Company's growth and business strategies. These growth and business strategies include, but are not limited to enhancing the Company's operating infrastructure and otherwise responding to competitive pressures. Given the Company's limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to the Company. Lack of additional funding could force the Company to curtail substantially the Company's growth plans. Furthermore, the issuance by the Company of any additional securities pursuant to any future fundraising activities undertaken by the Company or could result in an issuance of securities whose rights, preferences and privileges are senior to those of existing shareholders including you, and could dilute the ownership or benefits of ownership of existing shareholders including, but not limited to reducing the value of sdhares of Class B Common Stock subscribed for under this offering.

The Company's Employees, Executive Officers, Directors and Affiliate Shareholders Beneficially Own or Control a Substantial Portion of Its Outstanding Shares

The Company's employees, executive officers, directors and/or affiliates beneficially own or control a substantial portion of the Company's outstanding shares which may limit your ability and the ability of the Company's other shareholders, whether acting alone or together, to propose or direct the management or overall direction of the Company. Additionally, this concentration of ownership could discourage or prevent a potential merger or acquisition of the Company that might otherwise result in an investor receiving a premium over the market price for his or her shares. Accordingly, the Company's employees, directors, executive officers and affiliate shareholders may have the power to control the election of the Company's directors and the approval of actions for which the approval of the Company's shareholders is required. If you acquire the Company's shares, you will have no effective voice in the management of the Company. Such concentrated control of the Company may adversely affect the value of the Company's shares and could also limit the price that investors might be willing to pay in the future for the Company's shares.

The Company's Operating Plan Relies in Large Part Upon Assumptions and Analyses Developed by The Company. If These Assumptions or Analyses Prove to Be Incorrect, The Company's Actual Operating Results May Be Materially Different from The Company's Forecasted Results

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecasts depend on a number of factors, many of which are outside the Company's control, including, but not limited to: • whether the Company can obtain sufficient capital to sustain and grow its business • the Company's ability to manage its growth • whether the Company can manage relationships with key vendors and third parties • demand for the Company's products and services • the timing and costs of new and existing marketing and promotional efforts • competition • the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate

qualified personnel • the overall strength and stability of domestic and international economies • consumer habits Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

The Company May Be Unable to Manage Its Growth or Implement Its Expansion Strategy

The Company may not be able to expand the Company's product and service offerings, the Company's markets, or implement the other features of the Company's business strategy at the rate or to the extent presently planned. The Company's projected growth will place a significant strain on the Company's administrative, operational and financial resources. If the Company is unable to successfully manage the Company's future growth, establish and continue to upgrade the Company's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, the Company's financial condition and results of operations could be materially and adversely affected.

If The Company Is Unable to Effectively Protect Its Intellectual Property and Trade Secrets, It May Impair The Company's Ability to Compete

The Company's success will depend on its ability to obtain and maintain meaningful intellectual property protection for any Company intellectual property. The names and/or logos of Company brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Patents, trademarks and copyrights that have been or may be obtained by the Company may be challenged by others, or enforcement of the patents, trademarks and copyrights may be required. The Company also relies upon, and will rely upon in the future, trade secrets. While the Company uses reasonable efforts to protect these trade secrets, the Company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose the Company's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, the Company's competitors may independently develop equivalent knowledge, methods and know-how. If the Company is unable to defend the Company's trade secrets from others use, or if the Company's competitors develop equivalent knowledge, it could have a material adverse effect on the Company's business. Any infringement of the Company's patent, trademark, copyright or trade secret rights could result in significant litigation costs, and any failure to adequately protect the Company's trade secret rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's rights to the same extent as do the laws of the United States. Therefore, the Company may not be able to protect the Company's existing patent, copyright, trademark and trade secret rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using the Company's Existing patent, copyright, trademark and trade secret

rights could be expensive and time consuming, and the outcome of such a claim is unpredictable. This litigation could result in diversion of resources and could materially adversely affect the Company's operating results.

The Company's Business Model Is Evolving

The Company's business model is unproven and is likely to continue to evolve. Accordingly, the Company's initial business model may not be successful and may need to be changed. The Company's ability to generate significant revenues will depend, in large part, on the Company's ability to successfully market the Company's products and services to potential customers who may not be convinced of the need for the Company's products and services or who may be reluctant to rely upon third parties to develop and provide these products. The Company intends to continue to develop the Company's business model as the Company's market continues to evolve.

The Company Faces or Will Face Competition in the Company's Markets

The Company either faces, or will face significant competition in the United States and elsewhere. In some cases, the Company's competitors have or may have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. The Company's ability to compete depends, in part, upon a number of factors outside the Company's control, including the ability of the Company's competitors to develop alternatives that are superior. If the Company fails to successfully compete in its markets, or if the Company incurs significant expenses in order to compete, it would have a material adverse effect on the Company's results of operations.

A Data Security Breach Could Expose the Company to Liability and Protracted and Costly Litigation, And Could Adversely Affect the Company's Reputation and Operating Revenues

To the extent that the Company's activities involve the storage and transmission of confidential information and/or other data, the Company and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to the Company's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information, as well as numerous other problems. A data security breach of the systems on which sensitive account information are stored could lead to fraudulent activity involving the Company's products and services, reputational damage, and claims or regulatory actions against the Company. If the Company is sued in connection with any data security breach, the Company could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, the Company might be forced to pay damages and/or change the Company's business practices or pricing structure, any of which could have a material adverse effect on the Company's operating revenues and profitability. The Company would

also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

The Company Depends on Third-Party Providers for A Reliable Internet Infrastructure and The Failure of These Third Parties, Or the Internet in General, For Any Reason Would Significantly Impair the Company's Ability to Conduct Its Business

The Company will outsource some or all of its online presence and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the Internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many Internet-based businesses, the Company may be subject to "denial-of-service" attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers' performance. The Company cannot be certain it will be successful in quickly identifying and neutralizing these attacks. If either a third-party facility failed, or the Company's ability to access the Internet was interfered with because of the failure of Internet equipment in general or if the Company becomes subject to malicious attacks of computer intruders, its business and operating results will be materially adversely affected.

The Company's Employees May Engage in Misconduct or Improper Activities

The Company, like any business, is exposed to the risk of employee or contractor fraud or other misconduct. Misconduct by employees or contractors could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and harm to the Company's reputation.

Limitation on Manager, Officer and Other's Liability

The Company may provide for the indemnification of managers, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of managers, officers and others to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to managers, officers or others controlling or working with the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite

this, should the Company provide such indemnification, it could have a material adverse effect on the Company.

Inability to Maintain and Enhance Product Image Could Affect the Company

It is important that the Company maintains and enhances the image of its existing and new products and services. The image and reputation of the Company's products may be impacted for various reasons including but not limited to, bad publicity, litigation, customer complaints, and complaints from regulatory bodies. Such problems, even when unsubstantiated, could be harmful to the Company's image and the reputation of its products. From time to time, the Company may receive complaints from customers regarding products purchased from the Company. The Company may become subject to lawsuits from customers alleging injury because of a purported defect in products or services sold by the Company, claiming substantial damages and demanding payments from the Company. These claims may not be covered by the Company's insurance policies, if any exist. Any resulting litigation could be costly for the Company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company's business, results of operations, and financial condition. Any negative publicity generated as a result of customer or regulator complaints about the Company or its products could damage the Company's reputation and diminish the value of the Company's brand and brand equity (brand image, reputation and product quality), which could have a material adverse effect on the Company's business, results of operations, and financial condition, as well as your investment.

If The Company's Efforts To Build Strong Brands And Maintain Customer Satisfaction And Loyalty Are Not Successful, It May Not Be Able To Attract Or Retain Customers, And Its Business May Be Harmed.

The Company believes that increasing, maintaining and enhancing awareness of the Company's brands is critical to achieving widespread acceptance and success of the Company's business. Building and maintaining strong brands is important to attract and retain customers, as potential customers have a large number of haircare and personal beauty product choices. Successfully building a brand is a time consuming and expensive endeavor, and can be positively and negatively impacted by any number of factors. Some of these factors, such as the quality or pricing of the Company's products, are at least partially within its control. Other factors will be beyond the Company's control, yet customers may nonetheless attribute those factors to the Company. The Company's competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than the Company can. Many of the Company's competitors are larger companies and promote their brands through traditional forms of advertising, such as print media and TV commercials, and have substantial resources to devote to such efforts. The Company's competitors may also have greater resources to utilize Internet advertising or website product placement more effectively than the Company can. If the Company is unable to execute on building strong brands, it may be difficult to differentiate its business, programming and platform from its competitors in the marketplace, therefore its ability to attract and retain customers may be adversely affected and its business may be harmed.

The Company's Actual Or Perceived Failure To Adequately Protect Personal Data Could Harm Its Business.

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products. The Company's actual, perceived or alleged failure to comply with applicable laws and regulations or to protect personal data, could result in enforcement actions and significant penalties against the Company, which could result in negative publicity, increase the Company's operating costs, subject the Company to claims or other remedies and may harm its business which would negatively impact the Company's financial well-being and your investment.

The Shares of Class B Common Stock Are Offered on A "Best Efforts" Basis and The Company May Not Raise the Maximum Amount Being Offered

Since the Company is offering the shares of Class B Common Stock on a "best efforts" basis, there is no assurance that the Company will sell enough shares to meet its capital needs. If you purchase shares of Class B Common Stock in this offering, you will do so without any assurance that the Company will raise enough money to satisfy the full use of proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

Investor Funds Will Not Accrue Interest While in the Escrow Account Prior To Closing

All funds delivered in connection with subscriptions for the shares of Class B Common Stock will be held in a non-interest-bearing escrow account until a closing of the offering, if any. Investors in the securities offered hereby may not have the use of such funds or receive interest thereon pending the completion of the offering or a closing. If the Company fails to hold a closing prior to the termination date, investor subscriptions will be returned without interest or deduction.

The Company Has Not Paid Distributions in The Past and Does Not Expect to Pay Distributions in The Near Future, So Any Return on Investment May Be Limited to The Value of the Shares

The Company has never paid cash distributions to its investors and does not anticipate paying cash distributions in the foreseeable future. The payment of distributions to the Company's shareholders will depend on earnings, financial condition and other business and economic factors affecting it at such time that management may consider relevant. While the Company intends to pay distributions in the future at such time as profitable operations are sustained and cash flow in excess of reinvestment required to achieve the Company's business objectives is available, there is no guarantee the Company will chose to pay distributions at that time, rather than reinvest in addition growth of the Company, such as new product development. If the Company does not pay distributions, the Company's shares of Class B Common Stock may be less valuable.

The Company Has Made Assumptions in Its Projections and In Forward-Looking Statements That May Not Be Accurate

The discussions and information in this Form C may contain both historical and "forward-looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Form C, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the Form C contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company's business, please be advised that the Company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Form C or in other reports issued by the Company or by third-party publishers.

The Offering Price for the Shares of Class B Common Stock Has Been Determined by The Company

The price at which the shares of Class B Common Stock are being offered has been arbitrarily determined by the Company. There is no relationship between the offering price and the Company's assets, book value, net worth, or any other economic or recognized criteria of value. Rather, the price of the shares of Class B Common Stock was derived as a result of internal decisions based upon various factors including prevailing market conditions, the Company's future prospects and needs, and the Company's capital structure. These prices do not necessarily accurately reflect the actual value of the shares or the price that may be realized upon disposition of the

shares, or at which the shares might trade in a marketplace, if one develops.

The Shares of Class B Common Stock in This Offering Have Limited Protective Provisions.

The shares of Class B Common Stock in this offering have limited protective provisions. As such, you will not be afforded protection, by any provision of the shares or as a shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event" or "change of control" for the Company, the shares being offered do not provide you with any protection. In addition, there are no provisions attached to the shares in the offering that would permit you to require the Company to repurchase the shares in the event of a takeover, recapitalization or similar transaction involving the Company.

The Shares in This Offering Are Subject to Drag Along Rights

The shares in this offering are subject to drag along rights whereby you may, under certain circumstances, be forced to participate in the sale or merger of the Company even if you do not want to sell your shares. For full details on the drag along rights, see the Company's Bylaws.

No Guarantee of Return on Investment

There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read this Form C and all other available documents and referenced materials carefully and should consult with your own attorney and business advisor prior to making any investment decision.

The Exclusive Forum Provision In The Subscription Agreement May Have The Effect Of Limiting An Investor's Ability To Bring Legal Action Against The Company And Could Limit An Investor's Ability To Obtain A Favorable Judicial Forum For Disputes.

The subscription agreement for this offering includes a forum selection provision that requires any claims against the Company based on the subscription agreement to be brought in a court of competent jurisdiction in the a certain state. This provision may have the effect of limiting the ability of investors to bring a legal claim against the Company due to geographic limitations. There is also the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its officers and managers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Company's business and financial condition.

You Will Need To Keep Records Of Your Investment For Tax Purposes

As with all investments in securities, if you sell the shares of Class B Common Stock, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the shares of Class B

Common Stock for you (and many brokers refuse to hold Regulation CF securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

The Retail Clothing And Merchandise Industries, As Well As The Adventure Travel Industry, Are Highly Competitive, And The Company's Failure To Compete Effectively Could Adversely Affect Its Market Share, Revenues And Growth Prospects.

The Company faces vigorous competition from companies throughout the world, including large multinational consumer products companies that have many clothing and merchandise brands under ownership as well as other independent clothing and merchandise brands, including those that may target the latest trends or specific demographics or distribution channels. Competition in the clothing, merchandise and adventure travel industry is based on the introduction of new products, pricing of products, quality of products and packaging, brand awareness, perceived value and quality, innovation and trends, in-store presence and visibility, promotional activities, advertising, editorials, social media influencers, E-commerce and mobile-commerce initiatives and other activities. The Company must compete with a high volume of new product introductions and existing products by diverse companies across several different distribution channels. Many multinational consumer companies have greater financial, technical or marketing resources, longer operating histories, greater brand recognition or larger customer bases than the Company does and may be able to respond more effectively to changing social, business and economic conditions than the Company can. Many of these competitors' products are sold in a wider selection or greater number of retail stores and geographies, and possess a larger presence in these stores, typically having significantly more inline shelf space than the Company does. Given the finite space allocated to clothing and merchandise products by retail stores and others, the Company's ability to grow the number of retail or other locations in which the Company's products are sold and expand the Company's positioning and space allocation once in these retail and other locations, may require the repositioning, removal or reduction of the shelf space of these competitors. The Company may be unsuccessful in its growth strategy in the event that the Company's potential retail partners do not reallocate shelf space from the Company's competitors to the Company. The Company's competitors may attempt to gain market share by offering products at prices at or below the prices at which the Company's products are typically offered, offering retail incentives including through the use of large percentage discounts and ''buy one and get one free'' or similar offers. Competitive pricing may require the Company to reduce its prices, which would decrease the Company's profitability or result in lost sales. The Company's competitors, many of whom have greater resources than the Company does, may be better able to withstand these price reductions and lost sales. It is difficult for the Company to predict the timing and scale of its competitors' activities in these areas or whether new competitors will emerge in the clothing, merchandise and adventure travel business. In addition, further technological breakthroughs, including new and enhanced technologies which increase competition in the online retail market, new product offerings by competitors and the strength and success of the Company's competitors'

marketing programs may impede the Company's growth and the implementation of its business strategy. The Company's ability to compete also depends on the continued strength and consistency of its brands and products, the success of its marketing, innovation and execution strategies, the continued diversity of its product offerings, the successful management of new product introductions and innovations, strong operational execution, including sourcing and order fulfillment, and the Company's success in entering new markets and expanding its business in existing geographies. If the Company is unable to continue to compete effectively, it could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's Inability To Anticipate And Respond To Market Trends And Changes In Consumer Preferences Could Adversely Affect Its Financial Results.

The Company's success depends on its ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer tastes for clothing, merchandise and adventure travel products, attitudes toward its industry and brands, as well as to where and how consumers shop. The Company must continually work to develop, manufacture and market new products, maintain and adapt to existing and emerging distribution channels, maintain and enhance the recognition of its brands, achieve a favorable mix of products, successfully manage its inventories, and refine its approach as to how and where the Company markets and sells its products. While the Company will devote effort and resources to shape, analyze and respond to consumer preferences, the Company recognizes that consumer tastes cannot be predicted with certainty and can change rapidly. The issue is compounded by the increasing use of digital and social media by consumers and the speed by which information and opinions are shared. If the Company is unable to anticipate and respond to sudden challenges that the Company may face in the marketplace, trends in the market for its products and changing consumer demands and sentiment, the Company's financial results will suffer.

The Company's New Product Introductions May Not Be As Successful As It Anticipates.

The Company has a process for the development, trial evaluation and validation of new product and adventure travel concepts. Nonetheless, each new product and adventure travel launch involves risks, as well as the possibility of unexpected consequences. For example, the acceptance of new product and adventure travel launches and sales may not be as high as the Company anticipates, due to lack of acceptance of the products and adventure travel themselves or their price, or limited effectiveness of the Company's marketing strategies. In addition, the Company's ability to launch new products and adventure travel may be limited by delays or difficulties affecting the ability of the Company's suppliers or manufacturers to timely manufacture, distribute and ship new products or displays for new products or changes in regulatory requirements. Sales of new products may be affected by inventory management by the Company's retail partners and the Company may experience product shortages or limitations in retail display space by its retail partners. The Company may also experience a decrease in sales of certain existing products as a result of newly-launched products, the impact of which could be exacerbated by shelf

space limitations or any shelf space loss. Any of these occurrences could delay or impede the Company's ability to achieve its sales objectives, which could have a material adverse effect on the Company's business, financial condition and results of operations. As part of the Company's ongoing business strategy, it expects it will need to continue to introduce new products and adventure travel in the Company's traditional product categories of clothing, merchandise and adventure travel, while also expanding its product launches into adjacent categories in which the Company may have little to no operating experience. The success of product and adventure travel launches in adjacent categories could be hampered by the Company's relative inexperience operating in such categories, failure to establish new buyer relationships, the strength of the Company's competitors or any of the other risks referred to above. Furthermore, any introduction of new products and adventure travel or expansion into new categories may prove to be an operational and financial constraint which inhibits the Company's ability to successfully accomplish such introduction or expansion. New product launches may also encounter difficulties in manufacturing or packaging leading to lower than expected margins. The Company's inability to introduce successful products and adventure travel in its traditional categories or in adjacent categories could limit the Company's future growth and have a material adverse effect on its business, financial condition and results of operations.

Sudden Disruption In Business Conditions May Affect Consumer Purchases Of Discretionary Items And/Or The Financial Strength Of The Company's Customers That Are Retailers, Which Could Adversely Affect The Company's Financial Results.
A General Economic Downturn, Or The general level of consumer spending is affected by a number of factors, including general economic conditions, inflation, interest rates, energy costs, and consumer confidence generally, all of which are beyond the Company's control. Consumer purchases of discretionary items and travel tend to decline during recessionary periods, when disposable income is lower, and may impact sales of the Company. A decline in consumer purchases of discretionary items and travel also will impact the Company's customers that are retailers. The Company's inability to collect receivables from its largest customers or from a group of customers could have a material adverse effect on its business and its financial condition. If a retailer was to liquidate, the Company's may incur additional costs if it chooses to purchase the retailer's inventory of the Company's products to protect brand equity. In addition, sudden disruptions in business conditions, for example, from events such as a pandemic, or other local or global health issues, conflicts around the world, or as a result of a terrorist attack, retaliation or similar threats, or as a result of adverse weather conditions, climate changes or seismic events, can have a short-term and, sometimes, long-term impact on consumer spending.

The Company's Success Is Linked To The Size And Growth Rate Of The Clothing, Merchandise and Adventure Travel Industries And An Adverse Change In The Size Or Growth Rate Of Such Segments Could Have A Material Adverse Effect On The Company.
The success of the Company's growth strategy is in part tied to the size and growth rate of the clothing, merchandise and adventure travel segments. It is difficult to estimate the size of the market and predict the rate at which the market for the

Company's products will grow, if at all. Furthermore, underlying market conditions are subject to change based on economic conditions, consumer preferences and other factors that are beyond the Company's control, including media attention and scientific research, which may be positive or negative. An adverse change in size or growth rate of the clothing, merchandise and adventure travel segment could have a material adverse effect on the Company's business, financial condition and results of operations.

Changes In Laws, Regulations And Policies That Affect The Company's Business Could Adversely Affect Its Financial Results.

The Company's business is subject to numerous laws, regulations and policies. Changes in the laws, regulations and policies, including the interpretation or enforcement thereof, that affect, or will affect, the Company's business, including changes in accounting standards, tax laws and regulations, laws and regulations relating to data privacy, anti-corruption, advertising, marketing, manufacturing, distribution, product registration, ingredients and packaging, laws in the U.S. and elsewhere relating to selective distribution, environmental or climate change laws, regulations or accords, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings, and any action the Company's may take as a result could adversely affect its financial results.

Government Reviews, Inquiries, Investigations, And Actions Could Harm The Company's Business Or Reputation

The Company's operations in certain countries are subject to governmental scrutiny and may be adversely impacted by the results of such scrutiny. The regulatory environment with regard to the Company's business is evolving, and officials often exercise broad discretion in deciding how to interpret and apply applicable regulations. From time to time, the Company's may receive formal and informal inquiries from various government regulatory authorities, as well as self-regulatory organizations, about the Company's business and compliance with local laws, regulations or standards. Any determination that the Company's operations or activities, or the activities of the Company's employees, are not in compliance with existing laws, regulations or standards could negatively impact the Company in a number of ways, including the imposition of substantial fines, interruptions of business, loss of supplier, vendor or other third-party relationships, termination of necessary licenses and permits, or similar results, all of which could potentially harm the Company's business and/or reputation. Even if an inquiry does not result in these types of determinations, it potentially could create negative publicity which could harm the Company's business and/or reputation.

The Company Is Subject To Risks Related To The International Scope Of The Company's Operations.

The Company will operate on an international basis. The Company's international operations are subject to many risks and uncertainties, including: • fluctuations in foreign currency exchange rates and the relative costs of operating in different places, which can affect the Company's results of operations, the value of the Company's foreign assets (if any), the relative prices at which the Company and competitors sell

products in the same markets, the cost of certain inventory and non-inventory items required in the Company's operations, and the relative prices at which the Company's sells its products in different markets; • foreign or U.S. laws, regulations and policies, including restrictions on trade, immigration and travel; import and export license requirements; tariffs and taxes; operations; and investments; • lack of well-established or reliable legal and administrative systems in certain countries in which the Company operates; • adverse weather conditions, currency exchange controls, and social, economic and geopolitical conditions, such as terrorist attacks, war or other military action. These risks could have a material adverse effect on the Company's business, prospects, reputation, results of operations and financial condition.

A Disruption In Operations Or The Company's Supply Chain Could Adversely Affect The Company's Business And Financial Results

The Company is engaged in manufacturing and distribution on an international scale and is subject to the risks inherent in such activities, including industrial accidents, environmental events, strikes and other labor disputes, disruptions in supply chain or information systems, loss or impairment of key manufacturing sites or suppliers, product quality control, safety, increase in commodity prices and energy costs, licensing requirements and other regulatory issues, as well as natural disasters and other external factors over which the Company has no control. If such an event were to occur, it could have an adverse effect on the Company's business and financial results. While the Company may use a variety of direct and indirect suppliers of goods and services from around the world, some of the Company's products may rely on single or a limited number of suppliers. Changes in the financial or business condition of the Company's suppliers could subject it to losses or adversely affect its ability to bring products to market. Further, the failure of the Company's suppliers to deliver goods and services in sufficient quantities, in compliance with applicable standards, and in a timely manner could adversely affect the Company's customer service levels and overall business. In addition, any increases in the costs of goods and services for the Company's business may adversely affect its profit margins if the Company is unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies in the Company's operations.

As The Company Outsources Functions, The Company Becomes More Dependent On The Entities Performing Those Functions.

As part of the Company's business strategy, it is continually looking for opportunities to provide essential business services in a more cost-effective manner. In some cases, this requires the outsourcing of functions or parts of functions that can be performed more effectively by external service providers. These may include certain information systems, manufacturing, distribution, finance, human resource and other business functions. While the Company's believes it will conduct appropriate due diligence before entering into agreements with the outsourcing entity, the failure of one or more entities to provide the expected services, provide them on a timely basis or to provide them at the prices the Company expects may have a material adverse effect on the Company's results of operations or financial condition. In addition, if the Company transitions systems to one or more new, or among existing, external service providers, the Company may experience challenges that could have a material adverse

effect on its results of operations or financial condition.

The Company's Success Depends, In Part, On Its Retention Of Key Members Of Its Senior Management Team And Ability To Attract And Retain Qualified Personnel

The Company's success depends, in part, on its ability to retain its key employees, including its executive officers, senior management team and development, operations, finance, sales and marketing personnel. The Company is a small company that relies on a few key employees, any one of whom would be difficult to replace, and because the Company is a small company, it believes that the loss of key employees may be more disruptive to the Company than it would be to a large, international company. The Company's success also depends, in part, on its continuing ability to identify, hire, train and retain other highly qualified personnel. In addition, the Company may be unable to effectively plan for the succession of senior management. The loss of key personnel or the failure to attract and retain qualified personnel may have a material adverse effect on the Company's business, financial condition and results of operations.

The Company Will Be Reliant Upon Technology And The Disruption Or Malfunction In The Company's Information Systems Could Adversely Affect The Company's Business

The Company's industry depends upon the use of sophisticated technology and systems to process, transmit and store electronic information, including those utilized for the Company's sales, inventory, customer management, administrative systems, business processes including product development, marketing, sales, order processing, production, distribution, finance and intracompany communications throughout the world. Consequently, disruptions or malfunctions in technology can impact the Company's revenue. The operation of many of these systems is dependent upon third party data communication networks and software upgrades, maintenance and support. Furthermore, a significant portion of the communications between, and storage of personal data of, the Company's personnel, customers, and suppliers depends on information technology. The Company's information technology systems, and the systems of the parties the Company communicates and collaborates with, may be vulnerable to a variety of interruptions due to events beyond the Company's control, including, but not limited to, network or hardware failures, malicious or disruptive software, unintentional or malicious actions of employees or contractors, cyberattacks by common hackers, criminal groups or nation-state organizations or social-activist (hacktivist) organizations, geopolitical events, natural disasters, failures or impairments of telecommunications networks, or other catastrophic events. Accordingly, an extended interruption in the ability of any system to function could significantly curtail, directly and indirectly, the Company's ability to conduct its business and generate revenue. The Company's information technology systems can be expected to require refinements and there is the risk that advanced new technologies will be introduced. There can be no assurance that as various systems and technologies become outdated or new technology is required, the Company will be able to replace or introduce them as quickly as the Company's competitors or within budgeted costs for such technology. There can be no assurance that the Company's will achieve the benefits that may have been anticipated from any new technology or system. Further, there can be no assurance that disruptions of the

operation of these systems will not occur as a result of failures related to the Company's internal or third-party systems and support.

The Company Is Subject To Risks Related To Cybersecurity

Cyber threats are constantly evolving and this increases the difficulty of detecting and successfully defending against them. These events could compromise the Company's confidential information, impede or interrupt the Company's business operations, and may result in other negative consequences, including remediation costs, loss of revenue, litigation and reputational damage. While the Company will implement administrative and technical controls and taken other preventive actions to reduce the risk of cyber incidents and protect the Company's information technology, they may be insufficient to prevent physical and electronic break-ins, cyber-attacks or other security breaches to the Company's computer systems. In addition, the Company could experience cyber-attacks, privacy breaches, data breaches or other incidents that result in unauthorized disclosure of customer, employee or Company information. If the Company's suffers a loss as a result of a breach or other breakdown in the Company's technology, including such cyber-attack, privacy breaches, data breaches or other incident involving one of the Company's vendors, that result in unauthorized disclosure or significant unavailability of business, financial, personal or stakeholder information, the Company's may suffer reputational, competitive and/or business harm and may be exposed to legal liability, which may adversely affect the Company's results of operations and/or financial condition. The misuse, leakage or falsification of information could result in violations of data privacy laws, the Company's may become subject to legal action and increased regulatory oversight. The Company could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems. In addition, if the Company's suppliers or customers experience such a breach or unauthorized disclosure or system failure, their businesses could be disrupted or otherwise negatively affected, which may result in a disruption in the Company's supply chain, which could adversely affect the Company's business operations. The Company seeks to minimize the impact of these attacks through various technologies, processes and practices designed to help protect the Company's networks, systems, computers and data from attack, damage or unauthorized access. However, there are no guarantees that the Company's cyber-security practices will be sufficient to thwart all attacks. While the Company may carry cyber breach, property and business operation interruption insurance, the Company may not be sufficiently compensated for all losses it may incur. These losses include not only a loss of revenues but also potential reputational damage to the Company's brand and litigation, fines or regulatory action against the Company. Furthermore, the Company may also incur substantial remediation costs to repair system damage as well as satisfy liabilities for stolen assets or information that may further reduce the Company's profits.

Failure To Maintain The Integrity Of Internal Or Customer Data Could Result In Faulty Business Decisions, Damage Of Reputation And/Or Subject The Company To Costs, Fines Or Lawsuits

The Company's business requires the collection and retention of internal and

customer data, including credit card numbers and other personally identifiable information of the Company's employees and customers as such information is entered into, processed, summarized, and reported by the various information systems the Company uses. The integrity and protection of that customer, employee, and company data is critical to the Company. The Company's customers have a high expectation that the Company will adequately protect their personal information, and the regulatory environment surrounding information security and privacy is increasingly demanding, both in the United States and in international jurisdictions. If the Company fails to maintain compliance with the various U.S. and international laws and regulations applicable to the protection of such data or with the Payment Card Industry ("PCI") data security standards, the Company's ability to process such data could be adversely impacted and expose the Company to fines, litigation or other expenses or sanctions.

Changes In Privacy Laws Could Adversely Affect The Company's Ability To Utilize Customer Data And Market Its Products Effectively And Could Impact The Company's Results From Operations Or Result In Costs And Fines

The Company's business operations are subject to various U.S. and international privacy and data protection laws. Any future changes or restrictions in United States or international privacy and data protection laws could adversely affect the Company's operations, including the Company's ability to utilize customer data, which could adversely impact the Company's finances. Compliance with such future changes or restrictions could result in significant costs. Failure to comply could expose the Company to fines, litigation, or other expenses or sanctions. The Company may also rely on a variety of direct marketing techniques, including telemarketing, email, online marketing and postal mailings. Any future restrictions in laws such as Telemarketing Sales Rule, CANSPAM Act, and various U.S. state and international laws, or new federal laws regarding marketing and solicitation or international data protection laws that govern these activities could adversely affect the continuing effectiveness of telemarketing, email and postal mailing techniques and could force changes in the Company's marketing strategies. If this occurs, the Company may not be able to develop adequate alternative marketing strategies, which could impact the amount and timing of the Company's revenues.

The Company's Marketing And Advertising Strategies May Not Be Successful

The Company's products are marketed in the United States and internationally through a diverse spectrum of advertising, marketing and promotional programs, with its products being marketed specifically for its target audience in the regions and countries in which those products are offered. The Company's marketing efforts are centered on generating brand awareness and driving retailer and consumer demand for its products. The Company strives to educate consumers on its products, develop tools and platforms to drive consumer engagement and establish a recognizable shelf presence through the use of displays and recognizable packaging. The Company's campaigns are launched across a varied communications platform, including digital and social media, magazines and newspapers and email. In addition, the Company seeks editorial coverage for its products in digital, social and print media. If these marketing and advertising programs and strategies are not successful, the Company's

product sales and brand reputation may be affected.

There May Be Claims Made Against The Company From Time To Time That Could Result In Litigation, Distract Management From The Company's Business Activities And Result In Significant Liability Or Damage To The Company's Brand. The Company May Also Experience Product Recalls

As a small company with expanding operations, the Company increasingly faces the risk of litigation and other claims. Litigation and other claims may arise in the ordinary course of the Company's business and, in addition to product-oriented allegations and personal injury claims, include without limitation employee and customer claims, commercial disputes, and intellectual property issues. These claims can raise complex factual and legal issues that are subject to risks and uncertainties and could require significant management time. Litigation and other claims against the Company, even if the Company is ultimately successful, could result in unexpected expenses and liabilities, which could materially and adversely affect the Company's operations, financial condition and reputation. Though many of the Company's products are natural, naturally-derived or plant-based, the Company could still be subject to material product claims if people are harmed by or otherwise take issue with the Company's products or the claims made about such products, which could increase the Company's costs and adversely affect its reputation, revenues and operating income. Some of the products the Company markets, sells or distributes may expose the Company to advertising, labelling, warranty, consumer Class Action, or product liability claims relating to personal injury or environmental damage, and may require product recalls, relabeling, repackaging, reformulation or other actions. The Company may initiate or participate in product recalls, withdrawals or seizures if any of the Company's products are believed to cause injury or if the Company is alleged to have violated governmental regulations in the creation, labelling, promotion, sale or distribution of its products in one or more jurisdictions. A significant product recall, withdrawal or seizure may require significant management attention, would likely result in substantial and unexpected costs and may materially and adversely affect the Company's business, financial condition and results of operations. Product recalls may lead to increased scrutiny of the Company's operations by regulatory agencies, requiring further management attention and potential legal fees and other expenses. Furthermore, a significant product recall, withdrawal or seizure may adversely affect consumer confidence in the Company's products and thus decrease consumer demand for its products. If products are offered for sale by the Company do not comply with applicable regulatory and legal requirements in a particular country, the Company may be prohibited from marketing and selling such products in that country, may be required to recall or remove such products from the market, or may be subject to other regulatory actions, and may face lawsuits or other claims related to any alleged non-compliance, which could materially and adversely affect the Company's business, financial condition and results of operation. Although the Company maintains liability insurance to mitigate potential claims, it cannot be certain that the coverage will cover any or all losses, expenses, damages or liabilities actually incurred or that insurance will continue to be available on economically reasonable terms or at all.

The Company's Success Depends On Its Ability To Operate Its Business Without Infringing, Misappropriating Or Otherwise Violating The Trademarks, Patents, Copyrights And Other Proprietary Rights Of Third Parties

The Company's commercial success depends in part on its ability to operate without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights, trade secrets, publicity and other proprietary rights of others. The Company cannot be certain that the conduct of its business does not and will not infringe, misappropriate or otherwise violate such rights. From time to time, the Company may receive allegations of intellectual property infringement and third parties may file claims against the Company with allegations of intellectual property infringement. To the extent the Company gains greater visibility and market exposure, it may also face a greater risk of being the subject of such claims and litigation. For these and other reasons, third parties may allege that the Company's products or activities infringe, misappropriate, dilute or otherwise violate their trademark, patent, copyright, trade secret, publicity or other proprietary rights. Defending against allegations and litigation could be expensive, occupy significant amounts of time, divert management's attention from other business concerns and have an adverse impact on the Company's ability to bring products to market. In addition, if the Company is found to infringe, misappropriate, dilute or otherwise violate third-party trademark, patent, copyright, trade secrets, publicity or other proprietary rights, the Company's ability to use brands to the fullest extent it plans may be limited, the Company may need to obtain a license, which may not be available on commercially reasonable terms, or at all, or the Company may need to redesign or rebrand its marketing strategies or products, which may not be possible. The Company may also be required to pay substantial damages or be subject to an order prohibiting it and its retail partners from importing or selling certain products or engaging in certain activities. The Company's inability to operate its business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and proprietary rights of others could have a material adverse effect on its business, financial condition and results of operations.

Party Suppliers, Manufacturers, Distributors And Other Vendors, And They May Not Continue To Produce Products Or Provide Services That Are Consistent With The Company's Standards Or Applicable Regulatory Requirements, Which Could Harm The Company's Brand, Cause Consumer Dissatisfaction, And Require It To Find Alternative Suppliers Of Its Products Or Services

The Company Relies On Third- The Company does not own or operate any manufacturing facilities. The Company uses third-party suppliers and manufacturers to source and manufacture all of its products. The Company engages its third-party suppliers and manufacturers on a purchase order basis. Consequently, the Company's suppliers and manufacturers have no continuing obligations to provide services or to guarantee capacity, which could affect the Company's ability to sell products. The ability of these third parties to supply and manufacture products may be affected by competing orders placed by other customers and the demands of those customers, or by events beyond the control of such third-party suppliers and manufacturers, in which case the Company's ability to and the manner in which the Company supplies

products to consumers may be impacted. If the Company experiences significant increases in demand or need to replace a significant number of existing suppliers or manufacturers, there can be no assurance that additional supply and manufacturing capacity will be available when required on terms that are acceptable to the Company, or at all, or that any supplier or manufacturer will allocate sufficient capacity to the Company in order to meet its requirements. The Company may outsource significant portions of its distribution process, as well as certain technology-related functions, to third-party service providers. Specifically, the Company may rely on third-party distributors to sell its products in a number of foreign countries and may be dependent on a single third-party vendor for credit card processing. The failure of one or more of these entities to provide the expected services on a timely basis, or at all, or at the prices the Company expects, or the costs and disruption incurred in changing these outsourced functions to being performed under the Company's management and direct control or that of a third-party, may have a material adverse effect on the Company's business, financial condition and results of operations. Further, the Company's third-party manufacturers, suppliers and distributors may: • have economic or business interests or goals that are inconsistent with the Company's; • take actions contrary to the Company's instructions, requests, policies or objectives or applicable law; • be unable or unwilling to fulfill their obligations under relevant purchase orders, including obligations to meet the Company's production deadlines, quality standards, pricing guidelines and product specifications, and to comply with applicable regulations, including those regarding the safety and quality of products and ingredients; • have financial difficulties; • encounter raw material or labor shortages; • encounter increases in the costs of raw materials and labor costs which may affect the Company's procurement costs; • disclose the Company's confidential information or intellectual property to competitors or third parties; • engage in activities or employ practices that may harm the Company's reputation; • experience disruptions in operations at their manufacturing facilities or distribution centers; and • work with, be acquired by, or come under control of, the Company's competitors. The occurrence of any of these events, alone or together, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, such problems may require the Company to find new third-party suppliers, manufacturers or distributors, and there can be no assurance that the Company would be successful in finding third-party suppliers, manufacturers or distributors meeting the Company's standards of innovation and quality. The management and oversight of the engagement and activities of the Company's third-party suppliers, manufacturers and distributors requires substantial time, effort and expense of the Company's employees, and the Company may be unable to successfully manage and oversee the activities of its third-party manufacturers, suppliers and distributors. If the Company experiences any supply chain disruptions caused by the manufacturing process or by the Company's inability to locate suitable third-party manufacturers or suppliers, or if the Company's manufacturers or raw material suppliers experience problems with product quality or disruptions or delays in the manufacturing process or delivery of the finished products or the raw materials used to make such products, the Company's business, financial condition and results of operations could be materially and adversely affected.

If The Company Fails To Manage Its Inventory Effectively, Its Results Of Operations, Financial Condition And Liquidity May Be Materially And Adversely Affected.

The Company's business requires it to manage inventory effectively. The Company may at times depend on its forecasts of demand for, and popularity of, various products to make purchase decisions and to manage its inventory of SKUs. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. Demand may be affected by new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to its products and other factors, and the Company's consumers may not purchase products in the quantities that the Company expects. It may be difficult to accurately forecast demand and determine appropriate levels of product or componentry. If the Company fails to manage its inventory effectively or negotiate favorable credit terms with third-party suppliers, it may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, if the Company is required to lower sale prices in order to reduce inventory level or to pay higher prices to its suppliers, the Company's profit margins might be negatively affected. Any of the above may materially and adversely affect the Company's business, financial condition and results of operations.

The Company May Experience Difficulties In Maintaining Or Expanding Its Sales In Its Current And Targeted International Markets And Its International Sales Expose The Company To Risks And Expenses Inherent In Operating Or Selling Products In Foreign Jurisdictions, And Developing And Emerging Markets In Particular, Where The Risks May Be Heightened

There can be no assurance that the Company will be able, in the future, to transact with international distribution partners or any other similar distributor on favorable terms or at all. Several factors, including legal and regulatory compliance, and weakened economic conditions in any of the Company's international markets, could adversely affect such growth. Additionally, the Company's entry into new international markets requires management attention and financial resources that would otherwise be spent on other parts of the Company's business. Some of the countries in which the Company sells its products, or otherwise have an international presence, are to some degree subject to political, economic and/or social instability. The Company's international sales expose it to risks and expenses inherent in operating or selling products in foreign jurisdictions, and developing and emerging markets in particular where the risks may be heightened. The substantial up-front investment required, the lack of consumer awareness of the Company's products in these jurisdictions, differences in consumer preferences and trends between jurisdictions, the risk of inadequate intellectual property protections and differences in packaging, labelling, cosmetics and related laws, rules and regulations are all substantial matters that need to be evaluated prior to doing business in new territories. The Company cannot be assured that its international efforts will be successful. In addition to the risks mentioned elsewhere, these risks and expenses could have a material adverse effect on the Company's business, results of operations or financial position and include without limitation: • adverse currency exchange rate

fluctuations; • risks associated with complying with laws and regulations in the countries in which the Company's products are sold, including without limitation requirements pertaining to product advertising, labelling or ingredient use, and requirements to apply for and obtain licenses, permits or other approvals for the Company's products, and the delays associated with obtaining such licenses, permits or other approvals; • the costs of adapting the Company's products for sale in foreign countries, including to change the Company's formulations, formats, labelling or packaging; • multiple, changing, and often inconsistent enforcement of laws, rules and regulations, including regulations and standards relating to consumer health products; • risks associated with the reliance on the Company's international distribution partners, including the possible failure of the Company's international distribution partners to appropriately understand, represent and effectively market and sell the Company's products; • damage to the Company's reputation or brand if counterfeit versions of the Company's products are introduced into the Company's international markets; • the imposition of additional foreign governmental controls or regulations, new or enhanced trade restrictions or non-tariff barriers to trade, or restrictions on the activities of foreign agents, representatives, and distributors; • increases in taxes, tariffs, customs and duties, or costs associated with compliance with import and export licensing and other compliance requirements; • the imposition of restrictions on trade, currency conversion or the transfer of funds or limitations on the Company's ability to repatriate non-Canadian earnings in a tax effective manner; • the imposition of United States and/or international sanctions against a country, company, person or entity with whom the Company does business that would restrict or prohibit the Company's continued business with the sanctioned country, company, person or entity; • downward pricing pressure on the Company's products in the Company's international markets, due to competitive factors or otherwise; • laws and business practices favoring local companies; • political, social or economic unrest or instability, including without limitation military conflicts and acts of terrorism; • greater risk on credit terms, longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems; • difficulties in enforcing or defending intellectual property rights; and • the effect of disruptions caused by severe weather, natural disasters, outbreak of disease or other events that make travel to a particular region less attractive or more difficult. The Company's international efforts may not produce desired levels of sales. Furthermore, the Company's experience with selling products in its current international markets may not be relevant or may not necessarily translate into favorable results if the Company sells in other international markets. If and when the Company enters into new markets in the future, the Company may experience different competitive conditions, less familiarity with the Company's brands and/or different consumer tastes and spending patterns. As a result, the Company may be less successful than expected in expanding the Company's sales in its current and targeted international markets. Sales into new international markets may take longer to ramp up and reach expected sales and profit levels, or may never do so, thereby affecting the Company's overall growth and profitability. To build brand awareness in these new markets, the Company may need to make greater investments in legal compliance, advertising and promotional activity than originally planned, which could negatively impact the

expected profitability of the Company's sales in those markets. These or one or more of the factors listed above may harm the Company's business, results of operations or financial condition. Any material decrease in the Company's international sales or profitability could also adversely impact the Company's overall business, results of operations or financial condition. Furthermore, some of the Company's operations and sales may be conducted in parts of the world that experience illegal sales practices or corruption or are operated under legal system susceptible to undue influences to some degree. Although the Company has policies and procedures in place that are designed to promote legal and regulatory compliance, the Company's employees, distribution partners and consultants could take actions that violate applicable anti-corruption laws or regulations. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company's business, results of operations or financial position.

The Company Is Subject To Insurance-Related Risks

The Company plans to, at some time in the future, purchase liability insurance, business interruption and property insurance and the Company's insurance coverage will include deductibles, self-insured retentions, limits of liability and similar provisions. However, there is no guarantee that the insurance coverage will be sufficient, or that insurance proceeds will be timely paid to the Company. In addition, there are types of losses the Company may incur but against which it cannot be insured or which the Company believes are not economically reasonable to insure, such as losses due to acts of war or certain natural disasters. If the Company incurs these losses and they are material, the Company's business, operating results and financial condition may be adversely affected. Also, certain material events may result in sizable losses for the insurance industry and materially adversely impact the availability of adequate insurance coverage or result in significant premium increases. Accordingly, the Company may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to such market changes. Although the Company currently insures the Company's inventory, its insurance coverage may not be sufficient to cover the full extent of any loss or damage to its inventory or its third-party distribution facilities, and any loss, damage or disruption of these facilities, or loss or damage of the inventory stored there, could materially and adversely affect the Company's business, financial condition and results of operations.

Use Of Social Media May Materially And Adversely Affect The Company's Reputation Or Subject It To Fines Or Other Penalties

The Company uses, or will use the internet and social media networks including Facebook, Instagram and Twitter to reach customers. Negative commentary regarding the Company or its products may be posted on the Company's social media platforms and may be adverse to the Company's reputation or business. The Company's target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording the Company an opportunity for redress or correction. The Company also uses these third-party social media platforms as marketing tools. As e-commerce and social media platforms continue to rapidly evolve, the Company must continue to maintain a presence on these platforms and

establish presence on new or emerging popular social media platforms. If the Company is unable to cost-effectively use social media platforms as marketing tools, the Company's ability to acquire new consumers and the Company's financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by the Company, the Company's employees or third parties, whether or not acting at the Company's direction, to abide by applicable laws and regulations in the use of these platforms and devices could subject it to regulatory investigations, lawsuits, liability, fines or other penalties and have a material adverse effect on the Company's business, financial condition and results of operations. In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on the Company to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. The inability of or failure by the Company to timely or properly monitor all product promotion conducted online or through social media or elsewhere may also subject the Company to regulatory action, lawsuits, liability, fines or other penalties and have a material adverse effect on the Company's business, financial condition or results of operations.

Compliance With Existing And Changes In Legal, Regulatory And Industry Standards May Adversely Affect The Company's Business

In the United States and in the Company's international markets, the manufacturing, packaging, labelling, handling, distribution, importation, exportation, licensing, sale and storage of the Company's products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at all levels of government in the United States and other foreign jurisdictions. There is currently no uniform regulation applicable to clothing, merchandise and adventure travel products worldwide. There can be no assurance that the Company is in compliance with all of these laws, regulations and other constraints. The Company's failure to comply with these laws, regulations and other constraints or new laws, regulations or constraints could lead to the imposition of significant penalties or claims and could negatively impact the Company's business, financial condition and results of operations. In addition, a change in existing legal, regulatory, and industry standards or the adoption of new laws, regulations, standards or other constraints or changes in the interpretations of such requirements may result in significant compliance costs or lead the Company to discontinue product sales and may have an adverse effect on the packaging, labelling or marketing of the Company's products, resulting in significant loss of sales and production delays. The introduction of new environmental laws affecting the size or materials composition of the Company's packaging could impact the visibility of the Company's products on the display shelves of the Company's retail partners or require necessary changes to product formulation, labelling, packaging or marketing, which may result in significant loss of sales or production delays. Any of the foregoing could have a material adverse effect on the Company's business, financial condition or results of operations. In the United States products are regulated by the FTC and other regulatory bodies. Governmental regulations in

countries where the Company plans to commence or expand operations may prevent or delay entry into those markets or require the Company to incur additional costs. In addition, the Company's ability to sustain satisfactory levels of sales in the Company's existing markets is dependent in significant part on the Company's ability to introduce additional products into such markets. However, governmental regulations in the Company's existing markets, both domestic and international, can delay or prevent the introduction, or require the reformulation, relabeling or withdrawal, of certain of the Company's products. Further, such regulatory action, whether or not it results in a final determination adverse to the Company, could create negative publicity, with detrimental effects on sales and brand reputation. There has been an increase in regulatory activity and activism in certain foreign markets, and the regulatory landscape is becoming more complex with increasingly strict requirements. In particular, there has been increased legal and regulatory scrutiny of product ingredients and labelling and marketing claims under existing and new regulations. Such anticipated regulatory and standards changes may introduce some risk and harm to the Company's operations if the Company's products or advertising activities are found to violate existing or new laws or regulations or if the Company is not able to affect necessary changes to the Company's products in a timely and efficient manner to respond to changes in or new regulations. If this trend continues, the Company may find it necessary to alter some of the ways the Company has traditionally manufactured and marketed the Company's products in order to stay in compliance with a changing regulatory landscape, and this could add to the costs of the Company's operations and have an adverse impact on the Company's business. To the extent federal, provincial, state, local or foreign regulatory changes regarding consumer protection, or the ingredients, claims or safety of the Company's products occur in the future, they could require the reformulation or discontinuation of certain of the Company's products, revisions to the product packaging or labelling, or adjustments in the Company's or the Company's third-party manufacturer's, supplier's or distributor's operations and systems, any of which could result in, among other things, increased costs, delays in production or product launches, product returns or recalls and lower net sales, and therefore could have a material adverse effect on the Company's business, financial condition and results of operations. Noncompliance with applicable regulations could result in enforcement action by or regulatory authorities, including but not limited to product seizures, injunctions, product recalls, and criminal or civil monetary penalties, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Facilities Of The Company's Third-Party Manufacturers May Be Subject To Audit, Inspection, Or Regulation By Regulatory Authorities

Facilities of the Company's third-party manufacturers may be subject to audit, inspection, or regulation by applicable regulatory authorities. The Company's operations could be harmed if regulatory authorities make determinations that the Company, or its vendors and business partners, are not in compliance with applicable regulations. If a regulatory authority discovers or otherwise becomes aware of a violation of law, it may, among other things, enjoin the Company's manufacturer's

operations, seize product, and impose administrative, civil or criminal penalties. If the Company or its manufacturers fail to comply with applicable regulatory requirements, the Company could be required to take costly corrective actions, including without limitation suspending manufacturing operations, changing product formulations, suspending sales, or initiating product recalls. In addition, compliance with applicable regulations has increased and may further increase the cost of manufacturing certain of the Company's products as the Company works with the Company's vendors to assure they are qualified and in compliance. Any of these outcomes could have a material adverse effect on the Company's business, financial condition and results of operations.

Government Regulations And Private Party Actions Relating To The Marketing And Advertising Of The Company's Products May Restrict, Inhibit Or Delay The Company's Ability To Sell The Company's Products And Harm The Company's Business, Financial Condition And Results Of Operations

Government authorities regulate advertising and product claims regarding the nature, performance and benefits of the Company's products. These regulatory authorities typically require a reasonable basis to support any marketing claims. What constitutes a reasonable basis for substantiation can vary widely from market to market, and there is no assurance that the efforts that the Company undertakes to support the Company's claims will be deemed adequate for any particular product or claim. A significant area of risk for such activities relates to improper or unsubstantiated claims about the Company's products and their use or safety. If the Company is unable to show adequate substantiation for the Company's product claims, or the Company's promotional materials make claims that exceed the scope of allowed claims for the classification of the specific product, the FTC or other regulatory authorities could take enforcement action or impose penalties, such as monetary consumer redress, requiring the Company to revise its marketing materials, amend the Company's claims or stop selling certain products, all of which could harm the Company's business, financial condition and results of operations. Any regulatory action or penalty could lead to threatened or actual private party claims or actions, including Class Actions, or such claims and actions may arise in the absence of regulatory action or requirements. These claims or actions, particularly any unfavorable resolution thereof, may restrict, inhibit or delay the Company's ability to sell products and could further harm the Company's business, financial condition and results of operations.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors

whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Zane Lamprey	51	Class A Common Stock	51.0
Melissa Lamprey	49	Class A Common Stock	49.0

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 500 with a total of 100 outstanding.

Voting Rights

Full voting rights

Material Rights

All voting rights belong to this class, other than those which are required for all shareholders under Delaware law.

No liquidation preference - both classes treated equally as to liquidation rights.

Right of First Refusal. No holder of common stock of the corporation (a "Common Holder") shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation ("Common Stock") or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in the company's Bylaws:

DRAG ALONG RIGHTS

Section 1. Right to Sell Corporation. The holder or holders of at least a majority of the outstanding Class A Common Stock and at least a majority of the outstanding Class B Common Stock (together, the "Drag-Along Seller") have the right to seek and approve a Drag-Along Sale of the corporation. If at any time, the Drag-Along Seller receives a bona fide offer from an Independent Purchaser for a Drag-Along Sale, the Drag-Along Seller shall have the right to require that each other shareholder participate in the sale in the manner provided in this Article XV, Section 1; provided, however, that no shareholder is required to transfer or sell any of its shares if the consideration for the

Drag-Along Sale is other than cash or registered securities listed on an established U.S. securities exchange or traded on the NASDAQ National Market. Every shareholder shall promptly deliver to the Board a written notice of any offer or indication of interest for a Drag-Along Sale that it receives from a third party, whether the offer or indication of interest is formal or informal, binding or non-binding, or submitted orally or in writing, and a copy of the offer or indication of interest, if it is in writing. The foregoing written notice must state the name and address of the prospective acquiring party and, if the offer or indication of interest is not in writing, describe the principal terms and conditions of the proposed Drag-Along Sale. Notwithstanding any provision of these Bylaws to the contrary, the provisions of Article XIV (Right of First Refusal) do not apply to any transfers made pursuant to this Article XV, Section 1.

Class B Common Stock

The amount of security authorized is 6,000,000 with a total of 4,464,900 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Voting rights are limited those rights exrpessly required by Delaware law.

No liquidation preference - both classes treated equally as to liquidation rights.

Right of First Refusal. No holder of common stock of the corporation (a "Common Holder") shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation ("Common Stock") or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in the company's Bylaws:

DRAG ALONG RIGHTS

Section 1. Right to Sell Corporation. The holder or holders of at least a majority of the outstanding Class A Common Stock and at least a majority of the outstanding Class B Common Stock (together, the "Drag-Along Seller") have the right to seek and approve a Drag-Along Sale of the corporation. If at any time, the Drag-Along Seller receives a bona fide offer from an Independent Purchaser for a Drag-Along Sale, the Drag-Along Seller shall have the right to require that each other shareholder participate in the sale in the manner provided in this Article XV, Section 1; provided, however, that no shareholder is required to transfer or sell any of its shares if the consideration for the Drag-Along Sale is other than cash or registered securities listed on an established U.S. securities exchange or traded on the NASDAQ National Market. Every shareholder shall promptly deliver to the Board a written notice of any offer or indication of interest for a Drag-Along Sale that it receives from a third party, whether the offer or indication of interest is formal or informal, binding or non-binding, or submitted orally or in writing, and a copy of the offer or indication of interest, if it is in writing. The foregoing written notice must state the name and address of the prospective

acquiring party and, if the offer or indication of interest is not in writing, describe the principal terms and conditions of the proposed Drag-Along Sale. Notwithstanding any provision of these Bylaws to the contrary, the provisions of Article XIV (Right of First Refusal) do not apply to any transfers made pursuant to this Article XV, Section 1.

What it means to be a minority holder

As a minority holder of Adv3nture, Inc.'s Class B Common stock, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

The term "dilution" refers to the reduction (as a percentage of the aggregate shares outstanding) that occurs for any given share of stock when additional shares are issued. If all of the shares in this offering are fully subscribed and sold, the shares offered herein will constitute approximately 10.7% of the total shares of stock of the Company.

The Company anticipates that subsequent to this offering, it may require additional capital and such capital may take the form of shares of Class B Common Stock, other stock, securities or debt convertible into equity. Your stake in the Company could be diluted due to the Company issuing additional shares of Class B Common Stock or other securities such as other stock, securities or debt convertible into equity. When the Company issues more securities, the percentage of the Company that you own will decrease, even though the value of the Company may increase. If this event occurs, you may own a smaller piece of a larger company. An increase in number of shares of stock could also result from a securities offering (such as an initial public offering, an additional equity crowdfunding round, a venture capital round, or an angel investment), employees or others exercising stock or other equity options, or by conversion of certain instruments such as convertible bonds, other convertible classes of stock or warrants into other equity. If the Company decides to issue more stock or other securities, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share, although this typically occurs only if the Company offers dividends, and most early stage companies like the Company are unlikely to offer dividends, preferring to invest any earnings into the Company.

The type of dilution that negatively affects early-stage investors most occurs when the Company sells more shares of stock or securities in a "down round," meaning at a lower valuation than in earlier offerings. This type of dilution might also happen upon conversion of convertible notes into shares of stock. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another

round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares of stock than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a stock price ceiling. Either way, the holders of the convertible notes get more shares of stock for their money than would new investors in that subsequent round. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares of stock for their money. Investors should pay careful attention to the amount of convertible notes that a company has issued and may issue in the future, and the terms of those notes. At present, the Company has not issued any convertible notes, but it is possible that such notes could be issued in the future.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares of common stock can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, control, share of revenues and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $75,000.00
  Number of Securities Sold: 83,720
  Use of proceeds: General Operating Expenses
  Date: August 19, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity

Final amount sold: $1.00
Number of Securities Sold: 100
Use of proceeds: Company Operations
Date: December 08, 2017
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $1.00
  Number of Securities Sold: 4,219,212
  Use of proceeds: Company Operations
  Date: December 08, 2017
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company was formed in December 2017 so its significnat financial history starts in 2018. In 2018, the company had $1,022,967 in revenues from a combination of pre-sales through rewards-based crowdfunding campaigns and online sales at Adv3nture.com. The company had general and administrative expenses in 2018 of $375,057, sales and marketing expenses in 2018 of $263,911 and research and development expenses in 2018 of $448,376. The company issiued $10,850 in refunds in 2018.

The Company had accounts receivable of $131,573 in 2018. The Company believes that its 2018 financial performance is representative of what investors should expect in the future.

Historical results and cash flows:

The company believes that past sales numbers from online sales will continue to grow,

and that historical results of online store sales from 2018 are representative of what investors should expect in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The comapny has cash on hand, as of today's date, of $15,400.00

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this Regulation CF offering are crucial to the company operations. Inventory orders must be fulfilled and the company is relying on capital raised from this offering, in part, to fulfill those orders.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

While the funds from this Regulation CF offering are important to the company, the company's viability is not dependant on this offering alone. The company has ongoing sales, the expected strong holiday season approcahing, and the ability to raise capital by other means if needed.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum of $10,000 will assist with the ongoing expenses of the company. Expenses incluse overhead, inventory, marketing and other typical operating expenses. However, as previously noted, the company's viability is not dependent on this offering alone.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum goal, the capital raised, along with our ongoing sales and other revenue and capital streams, will give the company a runway of 12 to 18 months. Expenses associated with projected operations include investory, marketing, new product development, operations and working capital.

Are there any additional future sources of capital available to your company?

(Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In addition to this Regulation CF offering, the company is planning to follow up with a Regulation A offering, as well as future rewards-based crowdfunding campaigns to launch new products. In addition, the company anticipates revenues from sales of our existing and future products through the online store. Additionally, the company is launching ECTO and anticpates revenues from this new area of the company

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $8,930,000.00

Valuation Details:

Valuation was determined by the company's board and management based upon present state of the company, projected revenues, and other factors. The valuation is based, in part, upon the sales of products through our successful Kickstarter campaigns (we have the three most successful clothing Kickstarter campaigns ever), the outstanding reviews of our products in national publications such a USA Today and GQ, and our revenues and projected revenues. Our previous sales in 2018 were $1,145,914.96, $215,322.96 in our online store and $930,592 through crowdfunding pre-sales on Kickstarter,Indiegogo and Backerkit. In 2019 to date, we have $658,571.48 in sales, $199,915.48 in our store (we almost hit our 2018 store numbers in the first six months) and $458,656 in crowdfunding pre-sales. We project sales to increase over the next 2-3 years as we roll out new products and expand into the adventure travel market.

As for comparable companies at this stage and their valuations, clothing company DSTLD is raising capital with a $35M valuation. Their last reported audited revenues, for year end 2017, were $3,849,646. This valuation is 9.2X revenues. Our valuation is 7.79X revenues.

Another company on the StartEngine platform in a different industry but at a similar stage, ONE ROQ Spirits, is rising capital at a $10M valuation after having $9,992 of revenues in 2018. Our valuation is less than their but with higher revenues generated.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  100.0%

-

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Inventory*
  50.0%
  We anticipate that if we reach the maximum funding goal of $1,070,000, approximately 50% of the funds raised will be used for Inventory of merchandise to fulfill existing and new orders.

- *Marketing*
  10.0%
  We anticipate that if we reach the maximum funding goal of $1,070,000, approximately 10% of the funds raised will be used for marketing of the Adv3nture brand and the for the new ECTO portion of the company.

- *Operations*
  13.0%
  We anticipate that if we reach the maximum funding goal of $1,070,000, approximately 13% of the funds raised will be used for general overhead and operations of the company. We use the term "Operations" to mean what might also be called "G&A" or "general and administrative" expenses. These are expenditures related to the day-to-day operations of our business. "Operations" pertain to operation expenses rather than to expenses that can be directly related to the production of any of our goods or services. Operations include such categories as rent, insurance, office supplies, subscriptions, cell phones, accounting fees, legal fees, and utilities.

- *Working Capital*
  20.0%
  We anticipate that if we reach the maximum funding goal of $1,070,000, approximately 20% of the funds raised will be used for general working capital. Working capital is used for any day-to-day expense not in the "Operations" or another category. Examples would include inventory management, debt management, revenue collection, payments to suppliers, new product development, and travel expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at adv3nture.com (https://adv3nture.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/adv3nture

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a

part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Adv3nture, Inc.

[See attached]

ADV3NTURE, LLC

Unaudited Financial Statements

December 31, 2018 and 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 26, 209

To: Board of Directors, ADV3NTURE, Inc.

Re: 2018-2017 Financial Statement Review
         ADV3NTURE, Inc.

We have reviewed the accompanying financial statements of ADV3NTURE, Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2018 and 2018, and the related statements of operations, owners' equity or deficit, and cash flows for the inception period of December 7, 2017 through December 31, 2017 and for the calendar year ended December 31, 2018, and the related notes to the financial statements. During the periods reviewed, the Company operated as ADV3NTURE, LLC.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


ADV3NTURE, LLC

BALANCE SHEET

As of December 31, 2018, and 2017

See Accountant's Review Report and Notes to the Financial Statements

(Unaudited)


	2018		2017	
ASSETS				
Current Assets:				
Cash and cash equivalents	$	1,411	$	0
Accounts receivable		131,573		0
Property, plant, and equipment		1,212		0
Total Current Assets		134,196		0
Total Assets	$	134,196	$	0
LIABILITIES AND MEMBERS' CAPITAL				
Liabilities:				
Current liabilities:				
Accounts payable	$	134,489	$	0
Notes		75,000		0
Total Liabilities		209,489		0
TOTAL LIABILITIES		209,489		0
Members' Capital:				
Retained earnings		(75,293)		0
Total Members' Capital		(75,293)		0
Total Liabilities and Members' Capital	$	134,196	$	0

ADV3NTURE, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018 and 2017
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2018	2017
Revenues	$ 1,022,967	$ 0
Refunds	(10,850)	0
Revenues, net	1,012,117	0
Operating Expenses:		
General and administrative	375,057	0
Sales and marketing	263,911	0
Research and development	448,376	0
Total Operating Expenses	1,087,344	0
Operating Income	(75,227)	0
Tax Interest	66	0
Net Income (loss)	$ (75,293)	$ 0

ADV3NTURE, LLC
STATEMENT OF MEMBERS' CAPITAL
For the Year Ended December 31, 2018 and 2017
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Member Units	Members' Capital	Retained Earnings	Total Members' Capital
Balance as of inception (December 8, 2017)	0	$ 0	$ 0	$ 0
Balance as of December 31, 2017	**0**	**0**	**0**	**0**
Net income	0	0	(75,293)	(75,293)
Balance as of December 31, 2018	**0**	**$ 0**	**$ (75,293)**	**$ (75,293)**

ADV3NTURE, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018 and 2017
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2018	2017
Cash flows from operating activities		
Net income (loss)	$ (75,293)	$ 0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase (decrease) in accounts receivable	(131,573)	0
(Increase) decrease in accounts payable	(134,489)	0
Increase (decrease) in accrued interest	0	0
Net cash used in operating activities	(72,337)	0
Cash flows from investing activities		
Purchase of property and equipment	(1,212)	0
Net cash used in investing activities	(1,212)	0
Cash flows from financing activities		
Proceeds from issuance of notes	75,000	0
Net cash provided by financing activities	75,000	0
Net change in cash and cash equivalents	1,411	0
Cash and cash equivalents at beginning of period	0	0
Cash and cash equivalents at end of period	$ 1,411	$ 0
Supplemental disclosure of cash flow information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0

ADV3NTURE, LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018, and 2017
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

ADV3NTURE, LLC (which may be referred to as the "Company," "we," "us," or "our"). The purpose of the Company is to provide outdoor clothing and gear to consumers for recreational purposes. The Company was formed on December 8, 2017 in the State of Delaware. The Company did not begin operations until 2018.

Since Inception, the Company has relied on funds received from its sales and notes to fund its operations. As of December 31, 2018, the Company had little working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), and funds from revenue producing activities. If the Company cannot secure additional short-term capital, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, the Company has $1,411 cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31 2018, the Company had $131,573 in accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs

are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2018, the Company has acquired $1,212 in professional equipment.

Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2018, the Company has $1,012,117 in recognized sales.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and

other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The income tax returns for 2018 will be filed after the fiscal year has ended on December 31, 2018. The tax returns for 2018 have not yet been filed.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – EQUITY

Issuance of Notes
In 2018 The Company issued 4 notes to four individuals totaling $75,000. No documents were signed or exchanged in these transactions. In 2019, when the Company incorporated. All 4 of the individuals who gave the notes have verbally agreed to convert their loans into equity with a $4,000,000 pre-money valuation.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company was formed on December 8, 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Notes 1 and 7) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company plans to offer common stock for up to $1,070,000 under Regulation CF (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $10,000 in this offering and up to $1,070,000 maximum.

The Crowdfunded Offering is being made through StartEngine (the "Intermediary"). The Intermediary will be entitled to receive a 7% commission fee of all funds raised.

Incorporation
The Company converted to a Delaware corporation (Adv3nture, Inc.) on August 2, 2019. At that time, lenders of four short term, zero interest loans agreed to convert their principal loan balances totaling $75,000 into common stock in Adv3nture, Inc. and such common stock was issued to the former lenders whose loans were extinguished.

Management's Evaluation

Management has evaluated subsequent events through August 26, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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ADV3NTURE, INC.

Premium Outdoor Apparel



ADV3NTURE



Website · Beverly Hills, CA · FASHION & APPAREL

Adv3nture, Inc is an apparel lifestyle brand that makes innovative apparel and backpacks for travel and exploration-- raising over $3.5M from 17,417 backers from crowdfunding. The company also offers bucket-list excursions that are meticulously curated to give exclusive access and create life-changing experiences. The "3" in Adv3nture represents the Three Trees Initiative whereby three trees are planted with every product sold.

$0.00 raised

0 Investors	**61** Days Left
% Equity Offered	**$8.93M** Valuation
Equity Offering Type	**$250** Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates 0 Comments Follow



Reasons to Invest

- CEO and Founder Zane Lamprey is an award-winning producer and travel host for shows on NatGeo, Travel Channel, Food Network & Netflix
- Raised a total of $3,585,789 from 17,417 backers through crowdfunding since 2016; Adv3nture has 3 of the top 7 fashion Kickstarters of all time
- Online store revenue for 2019 has already surpassed revenue from 2018, with its busiest season still ahead



ZANE LAMPREY
founder & CEO

ADV3NTURE APPAREL



Clothing and Gear for Travelers

Adv3nture was founded by Zane Lamprey, entrepreneur, television host/producer, and professional traveler for one key reason; he was unable to find apparel that specifically targeted the massive market of travelers and commuters.





Adv3nture's first foray into apparel was the Adv3nture Hoodie, which went on to become the most successful apparel campaigns in Kickstarter history. Realizing the potential of the market and the need for more innovative apparel, the initial Kickstarter was successfully followed up by the Adv3nture Jacket and Adv3nture Backpack crowdfunding campaigns.

Adv3nture Hoodie

Adv3nture Jackets


Adv3nture Backpack

"THE PERFECT ACCESSORY FOR BUSY TRAVELLERS"

lonely planet

Adv3nture produces innovative apparel and products designed to make the experience of travel a better one. With features like our jackets converting into a full sized travel pillow and jacket-integration (enabling you to zip your Adv3nture Hoodie into our Adv3nture Jackets), Adv3nture has combined style and functionality in comfort-first garments.


The Glacier Parka converted into a full-sized travel pillow

ADV3NTURE "ECTO"

We're going places. And you're going with us!

Adv3nture is in the business of improving people's lives. With that we are launching ECTO (Experiential Curated Transformative Outings) our excursion division, taking people on once-in-a-lifetime trips designed to expand their horizons.





ECTO is an all inclusive solution offering various levels of adventures. Whether it's getting you out of your comfort zone, checking destinations off your bucket list, or just broadening your horizons. ECTO brings together experts and members of the Adv3nture community to create fun, excitement and everlasting memories. Adventures are waiting for you around the world, and in the U.S.





THE BUSINESS MODEL

Crowdfunding is in Adv3ntures DNA!

Adv3nture began with a hoodie which is so popular they sold out of all inventory multiple times. The Adv3nture brand has expanded steadily, but held on to its core beliefs and continued to grow the community that has supported it during this incredible journey. Because Adv3nture has its roots in crowd-supported platforms, it believes that StartEngine is the perfect vehicle for letting the community be a part of the company moving forward.



PRODUCT TIMELINE

2015
ADV3NTURE FOUNDED

2016
ADVENTURE HOODIE KICKSTARTER
FOLLOWED BY **INDIEGOGO** + BACKERKIT

2018
ADVENTURE JACKET KICKSTARTER
FOLLOWED BY **INDIEGOGO** + BACKERKIT


FOLLOWED BY INDIEGOGO + BACKERKIT
ONLINE STORE LAUNCHED
ADV3NTURE.COM
2019
ADVENTURE BACKPACK KICKSTARTER
FOLLOWED BY INDIEGOGO + BACKERKIT
EXPEDITION FLANNEL
EXPECTED IN STORE 11/19
START ENGINE
REGULATION "CF"
ECTO ANNOUNCED
EXPECTED LAUNCH 2020
2020
TRAVEL TEE
EXPECTED IN STORE 1/20

ROOTS IN CROWDFUNDING

$3,585,789 since 2016

KICKSTARTER + INDIEGOGO + BACKERKIT


$2.1M
$3.1M
$3.5M
CUMULATIVE RAISE THROUGH CROWDFUNDING
2016
2018
2019

Adv3nture launched its first product on Kickstarter, the leading project based crowdfunding platform, in 2016 as a way to get proof of concept and initial orders. That first campaign resulted in being the most successful fashion Kickstarter ***EVER***, raising over $1.8M from Kickstarter, and an additional $300K from Indiegogo and Backerkit.


The ADV3NTURE Hoodie has officially broken the Kickstarter record for the highest funded fashion project
MarketWatch

Adv3nture has launched three incredibly successful crowdfunding campaigns raising over $3.5M in total. Once products have been introduced on Kickstarter, they are sold through the Adv3nture online store.

"THE HOODIE COMES WITH 23 POCKETS AND FEATURES"

TRAVEL+ LEISURE



Adv3nture Backpack $474,601

Adv3nture Jackets $930,094

Adv3nture Hoodie $2,181,094

THE MARKET

A Growing Opportunity

Adv3nture is part of an expansive marketplace with year-over-year growth and continued growth expected through 2025 *. In the United States, total sales in the outdoor apparel category, which Adv3nture is firmly positioned in, totaled $9.5 billion **. The global outdoor sports apparel market is projected to reach $17.1 million by 2025, registering a CAGR of 4.1% from 2018 to 2025.

*Transparency Market Research
**Euromonitor

RETAIL SALES OF THE SPORTSWEAR AND OUTDOOR APPAREL MARKET WORLDWIDE (FROM 2012 TO 2021 (IN BILLIONS USD)

250

200



RETAIL SALES V



SOURCES: HKNEWS: EUROMONITOR: STATISTA 2018

Adv3nture's primary target market is in the US market. Their secondary markets include Canada, Australia and the UK (making up 5% of business). Crowdfunding, Zane's international television exposure and Adv3nture's online store have given the brand global access with a customer base that spans 46 countries.



Adv3nture has international customers in 46 countries

We perform in the marketplace

The Adv3nture Hoodie officially launched Adv3nture into the apparel marketplace with an astounding $2,181,074 in total sales, $1.8M coming from the initial Kickstarter campaign. The Adv3nture Hoodie established Adv3nture as a legitimate "next phase" of Zane's entrepreneurship with his fans, followers and supporters paving the way for future apparel innovations and sales successes.

The Adv3nture Jacket campaign raised $930,094 through all crowdfunding

channels which raised enough capital to launch an improved hoodie apparel line as well as introduce their line of fleece sweatshirts, waterproof windbreakers and luxurious parkas.

Having great success with their cold-weather garments and backpacks, Adv3nture continues to innovate and expand launching their Expedition Flannels in November, as well as their Travel T-Shirts set to roll out in early 2020.



"THE ONLY TRAVEL CLOTHING YOU NEED"
Condé Nast Traveler

INVESTMENT PERKS

It's more than just shares

An investment can be made for as little as $250. As the investment amount increases, the more perks the investor will receive. All investors receive access to Adv3nture's Investor's Portal, which will let the investor provide feedback, get access to investor-only pre-sales, quarterly updates and investor events.





$25K
$2.5K
25%
20%
$50K
$5K
30%
25%
FOR TH $50K LEVEL...
ZANE IS COMING TO TOWN!
YOUR HOUSE, YOUR OFFICE PARTY, OR YOUR LOCAL WATERING HOLE!

Be an early investor for the opportunity to receive bonus shares. Bonus shares are only available until the campaign goal is met. For example, invest in the first three days and receive 20% in bonus shares. Join the Adv3nture community now!



RECEIVE BONUS SHARES WHEN YOU INVEST EARLY
INVEST IN THE FIRST 3 DAYS AND RECEIVE 20% BONUS SHARES
DAY 1-3
15% BONUS SHARES
DAY 4-6
10% BONUS SHARES
DAY 7-9
5% BONUS
DAY 10-12

ADV3NTURE PHILOSOPHY

The Heart of Adv3nture

Adv3nture is built on the philosophy of TRAVEL, EXPLORE, LIVE. Adv3nture encourages all people to get outside of their comfort zone, explore the world around them, and live their best life. Adv3nture is serious about making amazing apparel, offering incredible travel opportunities, and giving back to the world that has afforded them so much.

Adv3nture produces innovative products that are designed to make traveling a better experience. Taking an innovative and quality-first approach, they also ensure that their products are functional, stylish, comfortable.



"PERFECT FOR TRAVELING"



Adv3nture is a feedback-driven company. They are always looking for ways to improve their company, products and customer experience. They operate through an elevated guest experience which has people realize that they are a part of the community rather than customers.

Adv3nture team members are passionate about their products, their community and embracing the Adv3nture lifestyle. Improving the world around them, and encouraging others to join them, is at the core of Adv3nture's philosophy.

THREE TREE INITIATIVE

The "3" in Adv3nture represents their Three Tree Initiative, a give-back program whereby they plant three trees for every product sold. Adv3nture is proud to have partnered up with Green Forests Work, who are reclaiming non-native grasslands created by abandoned strip mines, which have left millions of acres of the Appalachian region derelict. Green Forests Work's efforts have begun to return native trees to the area, restoring previous ecosystems.



COMMUNITY

Adv3nture Loves its Community, and Vice Versa

Our customers are more than customers and we don't even like to refer to them as such. They are our community. A community filled with like-minded people

having their daily life filled with weekend activities! Exploring their neighborhoods, traveling across town or the world, or discovering how they can impact their immediate community, they have grown to trust our gear will perform for them.

Because our gear is so versatile, so is our community of people! We look forward to Monday mornings because someone on the Adv3nture Team has an email with a photograph attached showing a member of our community and the adventure they had over the weekend in our gear!



★★★★★
"THE ONLY HOODIE I'LL EVER NEED" *Steve D.*
"Everything about this hoodie is great. I forgot a pillow on a camping trip last week and the I remembered just how useful the hoodie is."

★★★★★
"GREAT JACKET" *Michael R.*
This Badlands fleece is the real deal. Wore it last week when it was cold in NY and it kept me warm. Already donated my North Face fleeces after wearing this once.



★★★★★

"GREATEST JACKET!" **Wes W.**

*Got my black camo windbreaker and it rocks!
Fit is perfect and I'm impressed with how it
doesn't wrinkle when left in the pillow formation.
Really the greatest jacket ever made!*



★★★★★

"EXCEEDED EXPECTATIONS X10" **Nic T.**

*The listed features of this coat are many and are legit,
but that's not even what struck me the most when I
received it. The quality (of the material, the stitching,
the zipper, the liner ... everything) is second to none.*

THE FOUNDER

Zane Lamprey, founder & CEO

Zane Lamprey founded Adv3nture knowing that he would only be as strong as the team he was part of. With that ethos in mind he has assembled an amazing team with experience in premium apparel, product design and marketing.

As CEO, Zane oversees the daily operation of the company. Unlike many other celebrity endeavors, Zane is an integral part of all aspects of the Adv3nture brand. His business acumen, passion for travel and prior experience as a business owner has led him to his greatest venture yet.

Along with Zane, Adv3nture is made up a group of individuals with experience in premium apparel, product design, and marketing. The team is dedicated to producing premium apparel and an elevated customer experience.



Adv3nture started by providing premium apparel for its community to take on adventures. Now, with ECTO, it's providing the ACTUAL adventures, creating even more reason to be a part of the amazing community.

Crowdfunding has given Adv3nture the ability to launch new products into the market with great efficiency. But, because of the costs of marketing, shipping (which the company does not charge for) and administrative costs, it has not given the brand the ability to grow quickly as they would like. Adv3nture believes the boost from the StartEngine platform will give Adv3nture additional financial resources it needs to grow more quickly.



Meet Our Team





ZANE LAMPREY

Founder & CEO

Traveling to 71 countries on 6 continents, Zane put his design degree to work and created the Drinking Jacket, an innovative hoodie with a beverage pocket and bottle opener zipper. Then, in 2016, with the goal of creating the world's best travel hoodie, Zane launched the Adv3nture Hoodie, which became the most successful apparel Kickstarter ever. As an award-winning television host and producer, author and serial entrepreneur, Zane is now putting his energy into Adv3nture as its founder and CEO.

Traveling the world has opened his eyes to the state of the world and made him acutely aware of detrimental environment conditions impacting communities. With a simple desire to help where he could, Zane decided that the Adv3nture brand would give back to the planet by planting three trees for each order of Adv3nture gear.

MELISSA LAMPREY

Co-Founder

Before she was a Lamprey, Mel was a television producer. She has produced shows on NatGeo, Netflix, AXS and DrinkTV. A lifetime hiker, environmentalist, world traveler, and National Park lover, Mel found she shared her passionate enthusiasm for the wild outdoors with Zane. Their marriage brought together their mutual enthusiasm for the natural world and their passion to create and inspire. Thus, the Adv3nture brand was born, the result of eight years of travel and exploration along with a wish to improve our planet's health. Mel is committed to "fix our shit," as she (charmingly and politely) likes to say. Additional passions include: indigenous and domestic animal rescue, food, and spending time her twin sister.





ERICA ELSTRO

Director of Operations

A native of Michigan, Erica was raised with a love for the

JAKE STANSKY

Director of Marketing

As the founder of XO Pandora, which has helped more than

raised with a love for the outdoors and all the seasons. After moving to LA, she began working in the apparel industry, focusing on garments known for exceptional quality and function, and with companies who valued giving back to the planet. From there, joining the Adv3nture team was a natural fit. Like Zane and Mel, Erica is a world traveler, always willing to explore the unknown, and constantly seeking to fulfill her best life with her family while giving back to her community. A secondary passion of hers is doughnuts, which she is no longer allowed to bring to the office, no matter how fancied up they are. And we mean it, Erica.

which has helped more than three hundred businesses, associations and events thrive online, Jake has been consulting for Adv3nture since before its successful Adv3nture Hoodie Kickstarter. With a dual-major in English and Advertising, Jake's passion is business success through meshing storytelling with a creative and objective approach. Now 15 years into his digital marketing journey, Jake brings his expertise and passion to the Adv3nture team.

Offering Summary

Company	Adv3nture, Inc.
Corporate Address	321 S. Beverly Dr., Suite M, Beverly Hills, CA 90212
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	5,000
Maximum Number of Shares Offered	535,000
Price per Share	$2.00
Pre-Money Valuation	$8,930,000.00

Investors receive the following perks:

For a $500 investment, $50 in electronic store credit in our online store.

For a $1000 investment, $100 in electronic store credit in our online store, and a 5% discount in our

online store for one year.

For a $2500 investment, $250 in electronic store credit in our online store, and a 10% discount in our online store for one year and a 5% discount for up to two total guests on an ECTO adventure for one trip.

For a $5000 investment, $500 in electronic store credit in our online store, and a 15% discount in our online store for two years and a 10% discount for up to two total guests on an ECTO adventure for two trips. Also, an invitation for two guests for Drinks with Zane in either NYC, LA or Maui.

For a $10,000 investment, $1000 in electronic store credit in our online store, and a 20% discount in our online store for two years and a 15% discount for up to two total guests on an ECTO adventure for two trips. Also, an invitation for two guests for Drinks with Zane in either NYC, LA or Maui. Finally, an invitation for two guests for Dinner with Zane in either NYC, LA or Maui.

For a $25,000 investment, $2500 in electronic store credit in our online store, and a 25% discount in our online store for two years and a 20% discount for up to two total guests on an ECTO adventure for two trips. Also, an invitation for two guests for Drinks with Zane in either NYC, LA or Maui. Finally, an invitation for two guests for Dinner with Zane in either NYC, LA or Maui.

For a $50,000 investment, $5000 in electronic store credit in our online store, and a 30% discount in our online store for three years and a 25% discount for up to two total guests on an ECTO adventure for three trips. Also, an invitation for two guests for Drinks with Zane in either NYC, LA or Maui. An invitation for two guests for Dinner with Zane in either NYC, LA or Maui. Finally, Zane will come to your house, your office party, or your grand opening.

Travel is not included in any of the perks above.

In addition, if you invest early, you will receive bonus shares. Invest in the first 3 days and you will receive an extra 20% in bonus shares. Invest on days 4-6 and you will receive an extra 15% in bonus shares. Invest on days 7-9 and you will receive an extra 10% in bonus shares. Invest on days 10-12 and you will receive an extra 5% in bonus shares.

*All perks occur after the offering is completed."

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

*Travel is not included in any of the perks above.

*Drinks are not included in any of the perks above.

The 10% Bonus for StartEngine Shareholders

Adv3nture Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 200 shares of Class B Common Stock at $2 / share, you will receive 20 Class B Common Stock, meaning you'll own 220 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow ADV3NTURE, INC. to get notified of future updates!

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www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Zane Lamprey:

I'm Zane Lamprey and this is your opportunity to invest in a true adventure.

Speaker 2:

Hosting travel shows for Travel Channel, Food Network, National Geographic and others gave me the opportunity to visit 71 countries and have some amazing experiences. But for my trips I could never find clothing that adapted to different conditions and had innovations to make traveling a better experience.

Zane Lamprey:

So I started Adventure to offer premium apparel and backpacks to travelers. Now, the response has been amazing.

Speaker 2:

We had the most successful fashion Kickstarter in history and now have three of the top most successful fashion Kickstarter's of all time. And across the board the response to our innovative products has been amazing.

Zane Lamprey:

And now in addition to offering premium apparel, we're also offering premium adventures.

Speaker 2:

And a chance to invest in Adventure; to own a part of the company for as little as a hundred dollars.

Zane Lamprey:

This year, we're expanding our bag and apparel lines.

Speaker 2:

With the new adventure backpack that has over 23 features and innovations. And adding some new apparel, like our expedition flannel, which will be welcome on any adventure and our travel tee, which has been designed to be the most comfortable t-shirt you've ever owned.

Zane Lamprey:

We're also launching our events and excursions division called XL, which stands for Experiential Curated Transformative Outings.

Speaker 2:

Our goal is to offer adventures to people who want a once in a lifetime experience, incredible access while traveling in small groups with an expert. Whether it's sailing around the Greek Islands, an unbelievable trip to Machu Picchu, one of the seven wonders of the world, or live your cowboy dreams on a ranch in Montana. We plan to launch dozens of ecto outings every year, all designed to expand your horizons and give you the trip of a lifetime.

Zane Lamprey:

The three in our name represents the three trees you plant with every purchase.

Speaker 2:

We do that because we care about the world we live in and want to give back to the planet that's given us so much. At Adventure, we're more than just an apparel brand. We're a growing community that's all about embracing the world we live in, expanding our horizons, and leaving the planet better than we found it.

Zane Lamprey:

By investing in adventure, you'll own a piece of the company and you'll be a member of our community.

Speaker 2:

You'll also be able to take advantage of some great perks like member discounts, special sales, and bucks to use in our store.

Zane Lamprey:

We built our company from the crowd, but rather than just having you as a consumer and purchase from us, we'd rather have you as an owner with us, be part of the Adventure and invest in our future.

It's tough to have a narrow mind with a thick passport. Traveling around the world has had an effect on me.

Rather than solely focusing on improving my life as a person, as an individual, or even for my family, I want to be a catalyst for change, and fundamentally improve the world that I live in, and leave the world a better place for me having lived in it.

While shooting some of the shows I've done I've visited 65 countries and I've seen things that have changed me. I've gotten to see some incredibly beautiful places, but I've also seen some things that have broken my heart.

People crowded on top of each other.

Displaced animals, trying their hardest to deal with the urban sprawl and encroachment.

Fields where forests used to be.

Over the last 25 years 129 million acres of forest were lost. That's about 500,000 square miles.

To put that in perspective, that's the size of Maine, and Vermont, and New Hampshire, Rhode Island, Massachusetts, Connecticut, New York, Pennsylvania, New Jersey, Delaware, Washington DC, Maryland, West Virginia, Virginia, North Carolina, South Carolina, Georgia, Alabama, and Florida.

The world wiped out enough trees to fill the entire East coast.

So here's the obvious problem. Trees produce oxygen, but they also process carbon dioxide, filter airborne pollutants, purify ground water, provide food and shelter for animals, and create an ecosystem and balance that keeps the planet alive. So, with less trees, less oxygen is being produced, less air pollution is being filtered, and natural habitats are dwindling.

This is not a political view.

This isn't even a naturalist view.

This is a human view.

This is a worldview.

If each of us planted three trees it would initiate significant and noticeable change.

If that sounds simple, it's because it is.

You have the ability to make a difference.

Together we can plant and cultivate trees, re-establish forests, rebuild ecosystems before it's too late.

My goal is to plant a million trees, and after that I'll plant a million more.

But don't be pulled in by the sappy music and the dream of how other people are going to create a better world.

Take action.

Plant a tree.

Plant three trees.

That's where change begins. With one action, from one person, and that person is you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A DELAWARE

LIMITED LIABILITY COMPANY UNDER THE NAME OF "ADV3NTURE, LLC" TO A

DELAWARE CORPORATION, CHANGING ITS NAME FROM "ADV3NTURE, LLC" TO

"ADV3NTURE, INC.", FILED IN THIS OFFICE ON THE SECOND DAY OF

AUGUST, A.D. 2019, AT 10:46 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

6653764 8100V

SR# 20196305231

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 203356944

Date: 08-06-19



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF

"ADV3NTURE, INC." FILED IN THIS OFFICE ON THE SECOND DAY OF

AUGUST, A.D. 2019, AT 10:46 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO

THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

6653764 8100V
SR# 20196305231

Authentication: 203356944
Date: 08-06-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:46 AM 08/02/2019
FILED 10:46 AM 08/02/2019
SR 20196305231 - File Number 6653764

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Delaware.

2.) The jurisdiction immediately prior to filing this Certificate is Delaware.

3.) The date the Limited Liability Company first formed is 12-8-17.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is Adv3nture, LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Adv3nture, Inc..

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 29th day of July, A.D.2019.

By:/s/ Zane Lamprey

Name: Zane Lamprey
Print or Type

Title: Manager
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:46 AM 08/02/2019
FILED 10:46 AM 08/02/2019
SR 20196305231 - File Number 6653764

CERTIFICATE OF INCORPORATION
OF
ADV3NTURE, INC.

ARTICLE I

The name of this company is ADV3NTURE, INC. (the "Company" or the "Corporation").

ARTICLE II

The address of the registered office of the corporation is 2140 S Dupont Hwy. City of Camden, County of Kent, State of Delaware, zip code 19934. The registered agent in charge thereof is Paracorp Incorporated.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law ("DGCL").

ARTICLE IV

A. The Company is authorized to issue two classes of stock to be designated, respectively, "Class A Common Stock" and "Class B Common Stock." The total number of shares that the Company is authorized to issue is Six Million, Five Hundred (6,000,500) shares, Five Hundred (500) shares of which shall be Class A Common Stock (the "Class A Common Stock") and Six Million (6,000,000) shares of which shall be Class B Common Stock (the "Class B Common Stock"). The Class A Common Stock and Class B Common Stock (collectively the "Common Stock") shall each have a par value of $0.00001 per share.

B. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding), and additional designations of classes of stock, including preferred stock in one or more series or classes may be determined, by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote.

C. The rights, preferences, privileges, restrictions and other matters relating to the Common Stock are as follows:

1. VOTING RIGHTS.

(a) Class B Common Stock. Except as set forth herein or as otherwise required by law, each outstanding share of Class B Common Stock shall not be entitled to vote on any matter on which the stockholders of the Corporation shall be entitled to vote, and shares of Class B Common Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters; provided, however, that the holders

of Class B Common Stock shall have the right to vote as a separate class on (i) any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation (a "Liquidation") or (ii) a sale of the Corporation, or any recapitalization or reorganization, in which shares of Class B Common Stock would receive or be exchanged for consideration different on a per share basis from consideration received with respect to or in exchange for the shares of Class A Common Stock or would otherwise be treated differently from shares of Class A Common Stock in connection with such transaction. Notwithstanding the foregoing, holders of shares of the Class B Common Stock shall be entitled to vote as a separate class on any amendment, repeal or modification of any provision of this Certificate or the Bylaws that adversely affects the powers, preferences or rights of the holders of the Class B Common Stock.

(b)   Except as set forth herein or as otherwise required by law, each outstanding share of Class A Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held by such holder. The Class A Common Stock shall possess full and complete voting power for the election of directors.

(c)   Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; *provided, however*, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of the Company's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders in which all members of such class or series are present and voted. Any director may be removed during his or her term of office without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

B.   LIQUIDATION RIGHTS.

In the event of any Liquidation of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Class A

Common Stock and Class B Common Stock shall be entitled to share ratably (based on the number of shares of Common Stock held by each such holder), share and share alike, in the remaining net assets of the Corporation.

ARTICLE V

A.   The liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

B.   To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article V to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

C.   Any repeal or modification of this Article V shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article V in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

D.   In the event that a member of the Board who is also a partner or employee of an entity that is a holder of Common Stock and that is in the business of investing and reinvesting in other entities, or an employee of an entity that manages such an entity (each, a "Fund") acquires knowledge of a potential transaction or other matter in such individual's capacity as a partner or employee of the Fund or the manager or general partner of the Fund (and other than directly in connection with such individual's service as a member of the Board) and that may be an opportunity of interest for both the Company and such Fund (a "Corporate Opportunity"), then the Company (a) renounces any expectancy that such director or Fund offer an opportunity to participate in such Corporate Opportunity to the Company and (b) to the fullest extent permitted by law, waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such director or Fund to the Company or any of its affiliates; provided, however, that such director acts in good faith.

ARTICLE VI

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further *provided* that:

A.   The management of the business and the conduct of the affairs of the Company shall be vested in its Board of Directors (the "Board"). The number of directors that shall

constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Certificate of Incorporation.

B.   The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Certificate of Incorporation. The stockholders with voting rights shall also have the power to adopt, amend or repeal the Bylaws of the Company; provided however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Certificate of Incorporation, the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the Company.

C.   The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VII

This Corporation shall be perpetual unless otherwise decided by a majority of the Board.

ARTICLE VII

The name and mailing address of the incorporator is as follows: Alethea Franceschi, 2140 S Dupont Highway, Camden, DE 19934.

* * * *

I, the Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 31st day of July, A.D. 20 19 .

BY: /s/Alethea Franceschi
        (Incorporator)

NAME: Alethea Franceschi

BYLAWS

OF

ADV3NTURE, INC.

(A DELAWARE CORPORATION)

BYLAWS

OF

ADV3NTURE, INC.

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1.   **Registered Office**.   The registered office of the corporation in the State of Delaware shall be 2140 S Dupont Hwy. Camden, Delaware, 19934.

Section 2.   **Other Offices.**   The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 1.   **Corporate Seal.**   It shall not be necessary to the validity of any instrument executed by any authorized officer or officers of the corporation that the execution of such instrument be evidenced by the corporate seal, and all documents, instruments, contracts and writings of all kinds signed on behalf of the corporation by any authorized officer or officers shall be as effectual and binding on the corporation without the corporate seal, as if the execution of the same had been evidenced by affixing the corporate seal thereto. The Board of Directors may give general authority to any officer to affix the seal of the corporation and to attest the affixing by signature.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 1.   Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law ("DGCL").

Section 2.   Annual Meeting.

(a)   The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in Section 2(b). Holders of the corporation's Class B Common Stock do not have the right to participate in any meeting of shareholders or to have notice of those meetings, unless otherwise required by Delaware law.

(b)   At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 2(a) of these Bylaws, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this Section 2(b)), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 2(b). To be timely, a stockholder's notice shall be delivered to the Secretary of the corporation at the principal executive offices of

the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting; *provided, however,* that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above.

(c)   Only such persons who are nominated in accordance with the procedures set forth in this Section 2 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

Section 3.   Special Meetings.

(a)   Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption) or (iv) by the holders of shares entitled to cast not less than ten percent (10%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

(b)   If a special meeting is properly called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 4 of these Bylaws. Nothing contained in this paragraph (b) shall be

construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 4.   Notice of Meetings.   Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting.   If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation.   Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.   Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 5.   Quorum.   At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business.   In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting.   The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.   Except as otherwise provided by statute, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders.   Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors.   Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter.   Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the

majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 6. **Adjournment and Notice of Adjourned Meetings.** Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 7. **Voting Rights.** For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Article VII, Section 3 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period. Holders of the corporation's Class A Common Stock are entitled to one vote on each matter submitted to a vote at a meeting of shareholders; and except as required by Delaware law or otherwise specified in the corporation's charter, holders of the corporation's Class B Common Stock have no voting rights.

Section 8. **Joint Owners of Stock.** If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary of the corporation is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in Section 217(b) of the DGCL. If the instrument filed with the Secretary of the corporation shows that any such tenancy is held in unequal interests, a majority or even split for the purpose of subsection (c) shall be a majority or even split in interest.

Section 9. **List of Stockholders.** The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at

said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 10.   Action Without Meeting.

(a)   Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b)   Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

(c)   Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or by electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228(c) of the DGCL. If the action which is consented to is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

(d)   An e-mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such e-mail or other electronic transmission sets

forth or is delivered with information from which the corporation can determine (i) that the e-mail or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such e-mail or electronic transmission. The date on which such e-mail or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by e-mail or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the state of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by e-mail or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the board of directors of the corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Section 11.   Organization.

(a)   At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman of the Board of Directors has not been appointed or is absent, the President, or, if the President is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

(b)   The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at

the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 1. **Number and Term of Office.** The authorized number of directors of the corporation shall be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient. The initial Board of Directors of the corporation shall be comprised of the following individuals: Zane Lamprey, Melissa Lamprey and Garrett Marrero

Section 2. **Powers.** The powers of the corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation.

Section 3. **Term of Directors.** Subject to the rights of the holders of any series of Class B Stock to elect additional directors under specified circumstances, directors shall be elected at each annual meeting of stockholders for a term of one year. Each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 4. **Vacancies.** Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Class B Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 5. **Resignation.** Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Class B Stock, when one or more directors shall resign

from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 6. **Removal.** Subject to any limitations imposed by applicable law, and unless otherwise provided in the Certificate of Incorporation and subject to the rights of the holders of any series of Class B Stock, the Board of Directors or any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors or (ii) without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation, entitled to vote generally at an election of directors.

Section 7. **Meetings**

(a) **Regular Meetings.** Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for a regular meeting of the Board of Directors.

(b) **Special Meetings.** Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board of Directors, the President or any director.

(c) **Meetings by Electronic Communications Equipment.** Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) **Notice of Special Meetings.** Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. If notice is sent by US mail, it shall be sent by first class mail, postage prepaid at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the

beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e)   Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 8.   Quorum and Voting.

(a)   Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; *provided, however,* at any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b)   At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 9.   Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 10.   Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 11.   Committees.

(a) **Executive Committee.** The Board of Directors may appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in a resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation.

(b) **Other Committees.** The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) **Term.** The Board of Directors, subject to any requirements of any outstanding series of Class B Stock and the provisions of subsections (a) or (b) of this Bylaw, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) **Meetings.** Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 11 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for

the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 12.   Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman of the Board of Directors has not been appointed or is absent, the President, or if the President is absent, the most senior Vice President (if a director) or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his or her absence, any Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 1.   Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors, provided that the composition of the initial Board of Directors of the corporation shall be as set forth in Section 2 below. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 2.   Tenure and Duties of Officers.

(a)   **General.** All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b)   **Duties of Chairman of the Board of Directors.** The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no President, then the Chairman

of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 2.

(c) **Duties of President.** The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) **Duties of Vice Presidents.** The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e) **Duties of Secretary.** The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) **Duties of Chief Financial Officer.** The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. The President may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

Section 4.   Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 5.   Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 6.   Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING

OF SECURITIES OWNED BY THE CORPORATION

Section 1.   Execution of Corporate Instruments.   The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 2.   Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 1.   Uncertificated Shares. Ownership of shares of the corporation's capital stock shall be uncertificated and shall be entered in the books of the corporation and registered as they are issued. Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send to the registered owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of the State of Delaware, the name of the shareholder, the number and class (and the designation of the series, if any) of the shares represented, and any restrictions on the transfer or registration of such shares imposed by the corporation's certificate of incorporation, these Bylaws, any agreement among shareholders or any agreement between shareholders and the corporation.

Section 2.   Transfers.

(a)   Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares, if certificates are issued.

(b)   The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 3.   Fixing Record Dates.

(a)   In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

(b)   In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the

date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c)   In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 4.   Registered Stockholders.   The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.


ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION


Section 1.   Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than shares of the corporation's capital stock (covered in Article VII), may be signed by the Chairman of the Board of Directors, the President or any Vice President, or such other person as may be authorized by the Board of Directors. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature

or the electronic signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile or electronic signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 1.   Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 2.   Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 1.   Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors. The initial fiscal year of the corporation shall end as of December 31, 2018 and thereafter as of each subsequent December 31st of the following years, subject to amendment by the Board of Directors.

ARTICLE XI
INDEMNIFICATION

Section 1.   Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a)   Directors and Executive Officers. The corporation shall indemnify its directors and executive officers (for the purposes of this Article XI, "executive officers" shall have the meaning defined in Rule 3b-7 promulgated under the Securities Exchange Act of 1934, as amended) to the fullest extent not prohibited by the DGCL or any other applicable law; *provided,*

however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, *provided, further,* that the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under subsection (d).

(b)　**Other Officers, Employees and Other Agents**.　The corporation shall have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law.　The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine.

(c)　**Expenses.**　The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding; *provided, however,* that, if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Article XI or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to subsection (e) of this Bylaw, no advance shall be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) **Enforcement.** Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Bylaw to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e) **Non-Exclusivity of Rights.** The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f) **Survival of Rights.** The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) **Insurance.** To the fullest extent permitted by the DGCL, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(h) **Amendments.** Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) **Saving Clause.** If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law. If this Article XI shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and executive officer to the full extent under applicable law.

(j) **Certain Definitions.** For the purposes of this Bylaw, the following definitions shall apply:

(1) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(4) References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a

person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Bylaw.

ARTICLE XII

NOTICES

Section 1.   Notices.

(a)   **Notice to Stockholders.**   Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, or by electronic mail or other electronic means.

(b)   **Notice to Directors.**   Any notice required to be given to any director may be given by the method stated in subsection (a). If such notice is not delivered personally, it shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c)   **Affidavit of Mailing.**   An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d)   **Methods of Notice.**   It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e)   **Notice to Person with Whom Communication Is Unlawful.**   Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if

notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f)   **Notice to Stockholders Sharing an Address.**   Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall be deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 1.   Amendments. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; *provided, however,* that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the corporation.

ARTICLE XIV

RIGHT OF FIRST REFUSAL

Section 1.   Right of First Refusal.   No holder of common stock of the corporation (a "Common Holder") shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation ("Common Stock") or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Bylaw:

(a)   If the Common Holder desires to sell or otherwise transfer any of his or her shares of Common Stock, then the Common Holder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b)   For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase the shares specified in the notice at the price and upon the terms set forth in such notice; *provided, however,* that the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In

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the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Article XIV, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or a lesser portion of the shares, it shall give written notice to the transferring Common Holder of its election and settlement for said shares shall be made as provided below in paragraph (d).

(c)   The corporation may assign its rights hereunder.

(d)   In the event the corporation elects to acquire any of the shares of Common Stock of the transferring Common Holder as specified in said transferring Common Holder's notice, the Secretary of the corporation shall so notify the transferring Common Holder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation (or the assignees, in the case of an assignment) receives said transferring Common Holder's notice; provided that if the terms of payment set forth in said transferring Common Holder's notice were other than cash against delivery, the corporation shall pay for said shares on the same terms and conditions set forth in said transferring Common Holder's notice.

(e)   In the event the corporation does not elect to acquire all of the shares specified in the transferring Common Holder's notice, said transferring Common Holder may, within the sixty-day period following the expiration of the option rights granted to the corporation herein, transfer the shares specified in said transferring Common Holder's notice which were not acquired by the corporation as specified in said transferring Common Holder's notice. All shares so sold by said transferring Common Holder shall continue to be subject to the provisions of these Bylaws in the same manner as before said transfer.

(f)   Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this Bylaw:

(1)   A Common Holder's transfer of any or all shares held either during such Common Holder's lifetime or on death by will or intestacy to such Common Holder's immediate family or to any custodian or trustee for the account of such Common Holder or such Common Holder's immediate family or to any limited partnership of which the Common Holder, members of such Common Holder's immediate family or any trust for the account of such Common Holder or such Common Holder's immediate family will be the general or limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the Common Holder making such transfer.

(2)   A Common Holder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent transfer of said shares by said institution shall be conducted in the manner set forth in this bylaw.

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(3)   A Common Holder's transfer of any or all of such Common Holder's shares to the corporation or to any other stockholder of the corporation.

(4)   A corporate Common Holder's transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate Common Holder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate Common Holder.

(5)   A corporate stockholder's transfer of any or all of its shares to any or all of its stockholders.

(6)   A transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Bylaw, and there shall be no further transfer of such stock except in accordance with this Bylaw.

(g)   The provisions of this Bylaw may be waived with respect to any transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Bylaw may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(h)   Any sale or transfer, or purported sale or transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this Bylaw are strictly observed and followed.

(i)   The foregoing right of first refusal shall terminate on either of the following dates, whichever shall first occur:

(1)   Upon the date that any restricted securities of the corporation issued under a Regulation D exemption ("Restricted Securities") are listed on any national exchange, alternate trading system or other marketplace providing liquidity for such Restricted Securities, subject to the Board of Directors' declaration of waiver of such rights prior to such date; or

(2)   Upon the date that any securities of the corporation, other than Restricted Securities, are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended, or upon the date that any securities of the corporation, other than Restricted Securities, are first offered to the public pursuant to a Regulation A exemption from registration.

(j)   Any document representing shares of Common Stock of the corporation shall, or any electronic record of the shares of Common Stock of the corporation, shall bear the following legend so long as the foregoing right of first refusal remains in effect:

"THESE SHARES ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

ARTICLE XV
DRAG ALONG RIGHTS

Section 1. Right to Sell Corporation. The holder or holders of at least a majority of the outstanding Class A Common Stock and at least a majority of the outstanding Class B Common Stock (together, the "Drag-Along Seller") have the right to seek and approve a Drag-Along Sale of the corporation. If at any time, the Drag-Along Seller receives a bona fide offer from an Independent Purchaser for a Drag-Along Sale, the Drag-Along Seller shall have the right to require that each other shareholder participate in the sale in the manner provided in this Article XV, Section 1; *provided, however*, that no shareholder is required to transfer or sell any of its shares if the consideration for the Drag-Along Sale is other than cash or registered securities listed on an established U.S. securities exchange or traded on the NASDAQ National Market.

Every shareholder shall promptly deliver to the Board a written notice of any offer or indication of interest for a Drag-Along Sale that it receives from a third party, whether the offer or indication of interest is formal or informal, binding or non-binding, or submitted orally or in writing, and a copy of the offer or indication of interest, if it is in writing. The foregoing written notice must state the name and address of the prospective acquiring party and, if the offer or indication of interest is not in writing, describe the principal terms and conditions of the proposed Drag-Along Sale.

Notwithstanding any provision of these Bylaws to the contrary, the provisions of Article XIV (Right of First Refusal) do not apply to any transfers made pursuant to this Article XV, Section 1.

(a)   Sale Notice. If the Drag-Along Seller approves a Drag-Along Sale (an "Approved Sale"), the Drag-Along Seller shall deliver a written notice (a "Drag-Along Notice") to the corporation and each shareholder no more than 10 days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Approved Sale and, in any event, no later than 20 days before the closing date of the Approved Sale. The Drag-Along Notice must include a copy of this Article XV, Section 1 and shall describe in reasonable detail:

(i)   the name of the Independent Purchaser to whom the shares or assets are proposed to be sold;

(ii)   the proposed date, time, and location of the closing of the Approved Sale;

(iii)   the per share purchase price and the other material terms and conditions of the Approved Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation of that consideration; and

(iv)   a copy of any form of agreement executed or proposed to be executed in connection the Approved Sale.

(b)   <u>Drag-Along Sale Obligations</u>. From and after the effective date of a Drag-Along Notice, the corporation, the Board, and every shareholder shall do the following:

(i)   cooperate in good faith to authorize and consummate the Approved Sale;

(ii)   Take all reasonably necessary actions that are requested by the Board or the Drag-Along Seller in connection with the consummation of the Approved Sale;

(iii)   If the Approved Sale requires the vote or approval of shareholders or any class of shareholders, each shareholder who is entitled to approve or vote on the Approved Sale shall approve, vote in favor of, give its consent to, raise no objection against, and refrain from exercising any appraisal or dissenters' rights with respect to, the Approved Sale;

(iv)   Execute and deliver (or cause to be executed and delivered) any acquisition agreement and other transaction documentation requested by the Board or the Drag-Along Seller to consummate the Approved Sale, so long as the acquisition agreement and other transaction documentation are on the same economic terms and conditions with respect to all the holders of common stock of the corporation and comply with any applicable terms of any preferred stock that is outstanding, with respect to the preferred stock;

(v)   If the Approved Sale will constitute a sale of shares, each shareholder shall (A) agree to sell all its shares (and any other securities of the corporation) that are to be sold, exchanged, or otherwise transferred in the Approved Sale at the price and on the same economic terms and conditions as those shares (and any other securities of the corporation) will be sold by the Drag-Along Seller or, if the Drag-Along Seller does not own any shares of a particular class, on the terms and conditions approved by the Drag-Along Seller (so long as those terms and conditions comply with the terms of the class of stock), and (B) deliver to the purchaser at the closing of the Approved Sale any and every certificate (if any) representing any of the shares that will be sold, exchanged, or otherwise transferred in the Approved Sale, together with one or more duly completed and executed letters of transmittal, transfer powers, assignments, or other applicable instruments of transfer in form and substance identical to those executed and delivered by the Drag-Along Seller in connection with the closing of the Approved Sale; and

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(vi)   Take all reasonably necessary actions that are requested by the Board or the Drag-Along Seller to accomplish the distribution of the aggregate consideration received from the Approved Sale.

Additionally, each shareholder holding stock that is convertible into common stock shall convert that stock into shares of common stock immediately before the Approved Sale.

Without limiting the generality of the foregoing provisions of this Article XV, Section 1(b), and for avoidance of doubt, each holder of outstanding Class A Common Stock shall join with the Drag-Along Seller on a joint or several basis in making all covenants, representations, and warranties of shareholders provided in the acquisition agreement for the Approved Sale and on a pro rata basis with respect to any escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment provided in the acquisition agreement or other transaction documentation, provided that the holders of the Class A Common Stock agree in the acquisition agreement, other transaction documentation, or a separate agreement to indemnify each other to the extent any holder of Class A Common Stock is held responsible for more than its pro rata share of any indemnity claim with respect to the Approved Sale. Each Class A Common Stock holder's pro rata share of any escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment provided in the acquisition agreement or other transaction documentation for the Approved Sale will based on the amount by which the shareholder's share of the aggregate proceeds paid with respect to its shares would have been increased or reduced (as applicable), if the aggregate proceeds available for distribution to the shareholders from the Approved Sale had been increased or reduced (as applicable) by the total amount of the escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment.

(c)   Waiver and Limitation of Rights. Nothing in this Article XV, Section 1 should be construed to grant to any shareholder any appraisal or dissenters' rights with respect to an Approved Sale or give any shareholder a right to vote in any transaction for which the shareholder does not otherwise have any voting rights. To the extent lawful, every shareholder waives any and all such rights under Delaware Law and any other appraisal rights, dissenters' rights, or similar rights arising in connection with an Approved Sale and grant to the Drag-Along Seller the sole right to approve or consent to a Drag-Along Sale, without the approval or consent of any other shareholders.

(d)   Approved Sale Consideration. The consideration to be received by a shareholder who owns any Class B Common Stock shall be the same form and amount of consideration per share of Class B Common Stock to be received by the Drag-Along Seller for its Class A Common Stock (or, if the Drag-Along Seller is given an option as to the form and amount of consideration to be received, the same option shall be given) and the terms and conditions of the sale shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Drag-Along Seller sells its Class B Common Stock.

With respect to an Approved Sale that is structured as a sale of all or substantially all the assets of the corporation, each shareholder of the corporation shall receive its share of the sale

proceeds in accordance with the provisions of the Articles, these Bylaws, and applicable law. If the Approved Sale is structured as a sale of shares, each shareholder will receive the consideration for its shares that is set forth in the acquisition agreement for the Approved Sale. Nothing in this Agreement prohibits a shareholder, or any member, partner, employee, or shareholder of a shareholder, from receiving either (i) additional ordinary and customary consideration for entering into restrictive covenants or bona fide employment agreements or similar arrangements in favor of the acquired party or any of its affiliates, or (ii) the right to make a debt or equity investment in the acquired party or any of its affiliates (whether directly or through retention or contribution of a portion of the shareholder's shares).

(e)   Delivery of Certificates. Each shareholder who holds uncertificated shares of the corporation authorizes the Secretary of the corporation to transfer its shares on the books of the corporation in connection with an Approved Sale and shall execute all documentation required by the corporation with respect to that transfer. If a shareholder fails to deliver to the acquiring party at the closing of an Approved Sale a certificate for shares that are represented by a certificate and the related instruments of transfer, as required by this Article XV, Section 1, or, in lieu of any certificate that has been lost, stolen, or destroyed, an affidavit (and indemnification agreement) in form and substance acceptable to the Board that attests to the loss, theft, or destruction of the certificate, the shareholder: (i) will not be entitled to receive its share of the consideration from the Approved Sale with respect each share that is represented by the lost, stolen, or destroyed certificate, until the shareholder cures the failure (provided that no interest will be payable on the withheld consideration pending the shareholder's cure of the failure, and the withheld consideration will be subject to reduction to reimburse the corporation for any costs and expenses reasonably incurred by the corporation in connection with the failure and subsequent cure), (ii) will cease to be a shareholder of the corporation or to have any voting rights (if it had any voting rights) as a shareholder after the closing of the Approved Sale, (iii) will not be entitled to any distributions declared or made after the Approved Sale with respect to shares held by the shareholder, until the shareholder cures the failure, (iv) will have no other rights or privileges granted to shareholders under these Bylaws, and (v) in the event of liquidation of the corporation, the shareholder's rights with respect to the withheld consideration will be subordinate to the rights of any other shareholder.

(f)   Plan Assets. Any shareholder whose assets constitute assets of one or more employee benefit plans (an "ERISA Shareholder") and are subject to Part 4 of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), shall not be obligated to sell to any person to whom the sale of shares would constitute a non-exempt "prohibited transaction" within the meaning of ERISA or the Internal Revenue Code of 1986, as amended from time to time; *provided, however*, that if so requested by the Drag-Along Seller: (i) the ERISA Shareholder has taken commercially reasonable efforts to (x) structure the sale of shares so as not to constitute a non-exempt "prohibited transaction" or (y) obtain a ruling from the Department of Labor to the effect that the sale (as originally proposed or as restructured pursuant to clause (i)(x)) does not constitute a non-exempt "prohibited transaction," and (ii) the ERISA Shareholder shall have delivered an opinion of counsel (which opinion and counsel are reasonably satisfactory to the Drag-Along Seller) to the effect that the sale (as originally

proposed or as restructured pursuant to clause (i)(x)) would constitute a non-exempt "prohibited transaction."

(g)   Expenses. The fees and expenses of the Drag-Along Seller incurred in connection with a Drag-Along Sale and for the benefit of all shareholders (it being understood that costs incurred by or on behalf of a Drag-Along Seller for its sole benefit will not be considered to be for the benefit of all shareholders), to the extent not paid or reimbursed by the corporation or the Independent Purchaser, shall be shared by all the shareholders on a pro rata basis, based on the consideration received by each shareholder; *provided*, that no shareholder shall be obligated to make any out-of-pocket expenditure before the consummation of the Drag-Along Sale.

Section 2.   Defined Terms. For purposes of this Article XV, the following terms are defined as follows:

(i)   "Affiliate" means, with respect to any person, (A) any person directly or indirectly controlling, controlled by, or under common control with the person, (B) any person directly or indirectly owning or controlling 10% or more of any class of outstanding voting securities of the person, or (C) any officer, director, general partner, or trustee of any person described in clause (A) or (B); "control," including the terms "controlled by" and "under common control with," means the power to direct the affairs of a person by reason of ownership of voting securities, by contract, or otherwise.

(ii)   "Drag-Along Sale" means any transaction or series of related transactions pursuant to which an Independent Purchaser will acquire, whether by merger, liquidation, consolidation, reorganization, combination, recapitalization, or a sale, exchange, or other transfer, (A) all or substantially all of the assets of the corporation determined on a consolidated basis, or (B) both a majority of the Class A Common Stock and a majority of the Class B Common Stock (or any securities issued in respect of, or in exchange or substitution for, any of those shares in connection with any stock split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization).

(iii)   "Independent Purchaser" means a person who is not a holder of Class A Common Stock or an Affiliate of a holder of Class A Common Stock.

(iv)   "Initial Public Offering" means any offering of the corporation's common stock pursuant to a registration statement filed in accordance with the Securities Act of 1933, as amended.

The undersigned, Zane Lamprey, hereby certifies that he is the duly elected and acting Chief Executive Officer of ADV3NTURE, Inc., a Delaware corporation, and that the foregoing Bylaws constitute the Bylaws of said corporation as duly adopted by the Board of Directors and the Class A stockholders of the corporation as in effect on the date hereof.

IN WITNESS WHEREOF, the undersigned has hereunto subscribed his name this ___19th___
day of __August_____, 2019.

_____
Zane Lamprey
Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF FORMATION OF "ADV3NTURE, LLC", FILED

IN THIS OFFICE ON THE EIGHTH DAY OF DECEMBER, A.D. 2017, AT

4:35 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6653764 8100

SR# 20177476031

Authentication: 203731167

Date: 12-11-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:35 PM 12/08/2017
FILED 04:35 PM 12/08/2017
SR 20177476031 - File Number 6653764

STATE
of
DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE
of
FORMATION

First: The name of the limited liability company is Adv3nture, LLC

Second: The address of its registered office in the State of Delaware is 3500 South DuPont Highway in the City of Dover, 19901. The name of its Registered agent at such address is Incorporating Services, Ltd.

In Witness Whereof, the undersigned have executed this Certificate of Formation this 8th day of December, 2017.

By: /s/ David Barry

Name: David Barry
Authorized Person